FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Exhibits

Exhibit No.              Description

99.1                        Annual Financials

99.2                        Management's Discussions & Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 26, 2008	By: /s/ Denis Arsenault Denis Arsenault Chief Financial Officer

EXHIBIT 99.1

Financial Statements

December 31, 2007

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of independent directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2007.

As at December 31, 2007, the Company identified a material weakness in its internal control over financial reporting because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of future income tax assets and liabilities and the related income tax provisions. Specifically, the Company did not have adequate personnel to enable it to properly consider and apply generally accepted accounting principles for income taxes, review and monitor the accuracy and completeness of the components of the income tax provision calculations and the related future income taxes and to ensure that the rationale for certain tax positions was appropriate. This deficiency resulted in an audit adjustment. Until remediated, this material weakness could result in a misstatement in the tax-related accounts described above that could result in a material misstatement to the Company’s annual consolidated financial statements and disclosures that would not be prevented or detected.

The effectiveness of internal control over financial reporting as at December 31, 2007, was audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which is included herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(Signed)	(Signed)
Peter Tagliamonte	Denis Arsenault
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario

March 24, 2008

Independent Auditors’ Report

To the Shareholders of Central Sun Mining Inc.

We have completed an integrated audit of Central Sun Mining Inc.’s 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2007 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Central Sun Mining Inc. as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive loss, deficit, accumulated other comprehensive income and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at December 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Central Sun Mining Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Report on Internal Control over Financial Reporting’ statement. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2007, a material weakness relating to income taxes was identified as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2007 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 24, 2008

Comments by Auditors on Canada – US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt as to the ability of the Company to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses. These circumstances raised substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the United States, reporting standards for auditors also require the addition of an explanatory paragraph when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to these consolidated financial statements. Our report to the shareholders dated March 24, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 24, 2008

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Consolidated Balance Sheets

As at December 31, 2007 and 2006

(US Dollars in thousands)

	Note	2007	2006
Assets
Current
Cash and cash equivalents		$16,762	$9,548
Marketable securities	5	1,619	105
Accounts receivable and prepaids	6,12	7,064	5,289
Product inventory	7	3,426	8,797
Supplies inventory		5,803	5,193
		34,674	28,932
Deferred financing costs	8	-	178
Restricted cash	9	493	250
Property, plant and equipment	10,11	34,988	71,927
Bellavista Mine property held for sale	11	3,400	-
Net assets of Cerro Quema property held for sale	12	-	4,070
		$73,555	$105,357

Liabilities
Current
Accounts payable and accrued liabilities		$11,906	$11,671
Current portion of long-term debt	13	-	2,500
Current portion of asset retirement obligations	14	3,092	1,154
		14,998	15,325
Asset retirement obligations	14	5,524	2,895
Non-controlling interest		-	91
		20,522	18,311

Shareholders’ Equity
Warrants	15	16,895	8,130
Agent’s options	16	1,820	673
Contributed surplus	17	8,289	6,511
Common shares	18	108,373	93,287
Deficit		(82,479)	(21,555)
Accumulated other comprehensive income		135	-
		53,033	87,046
		$73,555	$105,357

Nature of operations, basis of presentation

and going concern	1
Contingencies and commitments	23
Subsequent event	25

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board

(Signed)	(Signed)
Peter Tagliamonte	Patrick Mars
President and CEO, Director	Director

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Consolidated Statements of Operations

Years ended December 31, 2007 and 2006

(US Dollars and shares in thousands, except per share amounts)

	Note	2007	2006

Sales		$48,190	$52,150

Cost of sales		36,882	39,148
Royalties and production taxes		2,205	2,161
Depreciation and depletion		8,144	8,491
Accretion expense	14	668	173
Environmental remediation (gain) loss	14	(22)	2,750
		47,877	52,723
Income (loss) from mining operations before the undernoted items		313	(573)
Expenses and other income
General and administrative		5,548	4,448
Orosi Mine* - Mill Project		2,743	-
Bellavista Mine write-down	10, 11	55,523	-
Care and maintenance		3,776	-
Stock options	18(c)	1,638	1,262
Exploration		2,001	472
Other (income) expense	4	(6,595)	579
		64,634	6,761

Loss from continuing operations		(64,321)	(7,334)

Income (loss) from discontinued operations, net of tax	12	3,397	(72)

Net loss for the year		$(60,924)	$(7,406)

Loss per share from continuing operations – basic and diluted		$(1.74)	$(0.25)
Income per share from discontinued operations, net of tax – basic and diluted		0.09	-
Loss per share – basic and diluted		$(1.65)	$(0.25)

Weighted average number of shares issued and outstanding		36,858	29,047

Nature of operations, basis of presentation

and going concern	1

*Formerly Libertad Mine

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Years ended December 31, 2007 and 2006

(US Dollars in thousands)

Consolidated Statements of Comprehensive Loss

	2007	2006

Net loss for the year	$(60,924)	$(7,406)
Other comprehensive income
Unrealized gains on available-for-sale securities, excluding foreign exchange, net of tax	456	-
Unrealized foreign exchange gains on available-for-sale securities, net of tax	207	-
Reclassification adjustment for gains included in net income	(1,042)	-
Total other comprehensive loss	(379)	-
Total comprehensive loss	$(61,303)	$(7,406)

Consolidated Statements of Deficit

	2007	2006

Balance, beginning of year	$(21,555)	$(14,149)
Net loss for the year	(60,924)	(7,406)
Balance, end of year	$(82,479)	$(21,555)

Consolidated Statements of Accumulated Other Comprehensive Income

	2007	2006

Balance, beginning of period	$-	$-
Cumulative impact of accounting changes relating to financial instruments	514	-
Adjusted balance, beginning of period	514	-
Other comprehensive income
Net change in unrealized losses on available-for-sale securities	(379)	-
Balance, end of period	$135	$-

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Consolidated Statements of Cash Flows

Years ended December 31, 2007 and 2006

(US Dollars in thousands)

	Note	2007	2006
Operating activities
Loss from continuing operations		$(64,321)	$(7,334)
Asset retirement obligations settled	14	(1,983)	(319)
Items not affecting cash:
Bellavista write-down	10	55,523	-
Depreciation and depletion		8,144	8,491
Accretion expense	14	668	173
Environmental remediation (gain) loss	14	(22)	2,750
Stock options	18(c)	1,638	1,262
Share bonus expense	18(f)	71	-
Gain on sale of marketable securities	4	(1,042)	(40)
Gain on sale of royalties	4	(6,548)	-
Gain on sale of property, plant and equipment	4	(9)	(814)
Orosi Mine* asset write-down	4(c)	88	-
Interest and finance fees	8	178	355
Legal settlement accrual	4(d)	-	44
Net write-down of accounts and note receivable	4	779	809
Unrealized foreign exchange gain		-	3
		(6,836)	5,380
Change in non-cash working capital	20	(4,798)	(8,777)
Cash used in operating activities		(11,634)	(3,397)

Financing activities
Repayment of long-term debt	13	(2,500)	(3,500)
Equity issued, net of issue costs	18	25,001	18,326
Cash generated from financing activities		22,501	14,826

Investing activities
Proceeds from sale of marketable securities		1,519	146
Increase in restricted cash	9	(243)	-
Purchase of property, plant and equipment		(12,397)	(9,716)
Proceeds from sale of royalties	4(a)	4,694	-
Net proceeds from sale of property, plant and equipment		-	895
Excess of cash received on acquisition of Orosi Mine* / Cerro Quema over transaction costs	3	-	134
Cash used in investing activities		(6,427)	(8,541)

Increase in cash and cash equivalents from continuing operations		4,440	2,888
Increase (decrease) in cash and cash equivalents from discontinued operations	12	2,774	(139)
		7,214	2,749
Cash and cash equivalents, beginning of year		9,548	6,799
Cash and cash equivalents, end of year		$16,762	$9,548
*Formerly Libertad Mine
Supplemental cash flow information	20

The accompanying notes form an integral part of these consolidated financial statements.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

1.   NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

At a special meeting of shareholders held on November 29, 2007, Glencairn Gold Corporation’s name was changed to Central Sun Mining Inc. (“Central Sun” or the “Company”). The Company also changed the name of the Libertad Mine in Nicaragua to the Orosi Mine.

Central Sun’s business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes the acquisition of gold properties in operation or in the exploration or development stage. The Company operates the Limon and Orosi Mines in Nicaragua and is reclaiming the Bellavista Mine in Costa Rica. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

On March 31, 2007, the Company suspended mining activities at the Orosi Mine. During 2007, the Company made payments towards the acquisition and construction of a conventional milling circuit. The mine continues to incur care and maintenance charges during the development period.

On July 25, 2007, the Company suspended all mining activities at the Bellavista Mine due to concerns over ground movements in the heap leach pad. Management concluded that the mine will not resume operations. The Bellavista Mine has been on care and maintenance since this date and revenues from residual leaching of the pads ceased at the end of September 2007. Remediation of the site commenced October 1, 2007 and management expects the remediation project to last for at least two years.

These consolidated financial statements have been prepared on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  As at December 31, 2007, the Company had used $11,634,000 in operating cash flows, reported a net loss of $60,924,000 and had an accumulated deficit of $82,479,000.  The Company may not have sufficient cash to fully fund ongoing 2008 capital expenditures, exploration activities and complete the development of the Orosi Mine - mill project and therefore will require additional funding which, if not raised, would result in the curtailment of activities and result in project delays.  Management expects that additional financing will be available, and may be sourced in time to allow the Company to continue the normal course of planned activities.    However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  These consolidated financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate for these consolidated financial statements, then adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary.

The accompanying consolidated financial statements are prepared by management in accordance with Canadian GAAP, and in the opinion of management, include all adjustments considered necessary for fair and consistent presentation of financial statements.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

2.   ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

On November 29, 2007, the shareholders of the Company approved a seven-for-one consolidation of the common shares of the Company. The common shares began trading on a consolidated basis on the Toronto Stock Exchange and American Stock Exchange on December 5, 2007. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company consolidates those entities which are controlled by the Company.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, product inventory, depreciation and depletion, property, plant and equipment, asset impairments, deferred stripping costs, provision for reclamation and contingencies. Actual results may differ from these estimates.

(c)	Revenue recognition

Revenue from metal sales is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title have occurred under the terms of the arrangement (which is at the time of physical delivery); the price is fixed or determinable; and, collection of proceeds is reasonably assured. The sales price is determined by the world gold market and agreed upon by the transacting parties.

(d)	Exploration and development expenditures

Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically viable. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic.

(e)	Income taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using enacted and/or substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(f)	Cash and cash equivalents

Cash and cash equivalents comprise cash and highly liquid money market instruments with an original term to maturity of 90 days or less that are readily convertible into cash.

(g)	Comprehensive income, financial instruments and hedges

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges and related amendments to Handbook Section 3251, Equity. The Company adopted these standards and amendments prospectively; accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included in these consolidated financial statements a Consolidated Statement of Comprehensive Income for the changes in these items during 2007, while the cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a new category of shareholders’ equity on the Consolidated Balance Sheet.

Financial Instruments – Recognition and Measurement

CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the costs of the underlying instrument, when it is recognized, and amortized using the effective interest method. On January 1, 2007 the Company reclassified unamortized deferred financing costs of $178,000 to current portion of long-term debt as a result of adopting the new standards. Financing fees are amortized using the effective interest method over the life of the related debt instrument.

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865

Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at January 1, 2007 and amounted to $514,000.

The Company had no hedging relationships existing prior to adopting Section 3865.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(h)	Product inventory

Product inventory consists of ore on heap leach pads, in-process inventory and gold inventory.

Ore on heap leach pads

The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on heap leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on heap leach pads based on current production costs. These costs include mining, crushing, agglomerating, conveying, stacking and leaching. This inventory is also allocated indirect costs incurred, including applicable depreciation, and depletion relating to operations. Costs are removed from ore on heap leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the heap leach pad. Ore on heap leach pads is carried at the lower of average production cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on heap leach pads from net realizable value impairments are included in cost of sales.

The estimates of recoverable gold on the heap leach pads are calculated from the quantities of ore placed on the heap leach pads (measured tons added to the leach pads), the grade of ore placed on the heap leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

At December 31, 2007, the Company had no remaining ore on heap leach pads.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operations, but include mill in-circuit (ore contained within the milling process) and ADR plant inventories (ore contained within the absorption, de-absorption, and refining process). In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or heap leach pads plus the in-process conversion costs, including applicable depletion related to mining operations and depreciation relating to the process facilities incurred to that point in the process.

In-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of inventories resulting from net realizable value impairments are included in cost of sales.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

Precious Metals Inventory

Precious metals inventories include gold doré and gold bullion.  Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(i)	Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost.

(j)	Deferred stripping costs

For open pit operations, the Company capitalizes certain costs related to the removal of waste rock commonly referred to as “deferred stripping” costs. These costs, which are considered betterments to the mineral property, are depreciated over the reserves that directly benefit from the “stripping activity” on a units-of-production basis.

At December 31, 2007, the Company had no deferred stripping costs.

(k)	Property, plant and equipment

Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion less any write-downs to recognize impairments. For producing properties, depreciation and depletion is calculated using the units-of-production method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves. This is applied against the capitalized cost for each property. For corporate property, depreciation is charged to earnings on a declining balance basis over its estimated useful life. Properties under development include initial acquisition costs and costs incurred after completion of an economic feasibility study.

When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, that are impaired, are written down to fair value, which is determined using a discounted cash flow model.

(l)	Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset and is included in depreciation and depletion expense. Upon discharge of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(m)	Foreign currency translation

The Company’s foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which are translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

(n)	Stock-based compensation and other stock-based payments

All stock-based awards are measured and recognized using a fair-value based measure. Compensation costs attributable to share options granted to employees, officers, and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

The Company also has a share bonus plan wherein compensation costs are measured at fair value on the grant date and recorded to employee benefits expense over the vesting period of the share bonus with a corresponding increase to contributed surplus. Upon vesting of the share bonus an increase in share capital is recognized along with a corresponding decrease to contributed surplus.

(o)	Earnings per share

Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive.

The weighted average number of shares outstanding has been calculated to reflect a seven-for-one share consolidation that occurred effective December 5, 2007 as though it had occurred January 1, 2006. Basic and diluted cost per share has been calculated using the weighted average number of shares outstanding that reflects the seven-for-one share consolidation.

(p)	Recently issued accounting pronouncements

The new accounting standards discussed below take effect from January 1, 2008, unless otherwise stated. The standards that affect the financial statements of Central Sun are:

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed.

Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company is in a position to comply with this standard and believe there will be no material effect on the financial statements.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

Section 3031 – Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company is already in compliance with this standard.

Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures to be made, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The Company is in a position to comply with this standard and believe there will be no material effect on the financial statements.

Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company continues to evaluate the impact of this standard on the financial statements.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

3. ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited (“CAMHL”) and 100% of the common shares of RNC (Panama) Limited (“RNC Panama”) from Yamana Gold Inc. CAMHL indirectly owns 100% of the Orosi Mine; RNC Panama indirectly owns 60% of the Cerro Quema property. Consideration for the acquisition was 4,571,000 common shares of Central Sun valued at $20,889,000. Transaction costs totalled $324,000.

The allocation of the fair value of the consideration paid for the fair value of the identifiable assets and liabilities on the closing dates are set out below. The Company retained outside specialists to assist in determining the final fair value allocations for CAMHL and RNC Panama. A change from the original estimated fair value of assets acquired and liabilities assumed has been applied prospectively.

	CAMHL	RNC Panama	Total
Cash	$356	$-	$356
Other current assets	2,954	11	2,965
Mineral rights	16,178	1,867	18,045
Property, plant and equipment	4,745	-	4,745
Other assets	590	345	935
Total assets	$24,823	$2,223	$27,046

Current liabilities	4,732	8	4,740
Asset retirement obligations	1,278	-	1,278
Non-controlling interest	-	139	139
	6,010	147	6,157

	$18,813	$2,076	$20,889

During the third quarter of 2007, after receiving the final independent asset valuations from a third party, the Company finalized its accounting for the CAMHL and RNC Panama acquisitions. The excess of amounts assigned to net assets over the purchase price (“negative goodwill”) in the amount of $13,835,000 was allocated as a pro-rata reduction as follows:

CAMHL	Fair market value	Negative goodwill allocation	Carrying value

Mineral rights	$26,000	$9,822	$16,178
Property, plant and equipment	7,625	2,880	4,745
	$33,625	$12,702	$20,923

RNC Panama	Fair market value	Negative goodwill allocation	Carrying value

Mineral rights	$3,000	$1,133	$1,867

On October 31, 2007, the Company closed a transaction to dispose of the Cerro Quema property to the non-controlling interest (see Note 12).

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

4.       OTHER (INCOME) EXPENSE

	2007	2006

Interest and other income	$(1,180)	$(668)
Gain on sale of marketable securities	(1,042)	(40)
Gain on sale of royalties (a)	(6,548)	-
Net gain on sale of property, plant and		-
equipment (b)	(9)	(814)
Orosi Mine* asset write-down (c)	88	-
Foreign exchange gain	(100)	(139)
Interest and finance fees	313	1,387
Legal settlements (d)	1,104	44
Net write-down of accounts and note
receivable	779	809
	$(6,595)	$579
*Formerly Libertad Mine

(a)	Sale of Manitoba Nickel Royalties

In June 2007, the Company completed the sale to Independent Nickel Corp. (“INI”) of its sliding scale 1-3% net smelter royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in Manitoba, to INI.

Under terms of the purchase agreement, INI paid $4,694,000 (Cdn$5,000,000) in cash and issued 2,500,000 INI shares to Central Sun (see Note 5), in exchange for the two royalties.

(b)	Sale of Property, Plant and Equipment

In February 2006, the Company sold surplus land near the Bellavista Mine for $900,000. The gain on the sale, net of selling expenses, was $855,000.

(c)	Orosi Mine – Asset Write-Down

As a result of the ongoing project to convert the Orosi Mine to a conventional milling circuit, management has evaluated existing assets and determined certain assets related to the heap leach pad operation have no future value. As a result, these assets have been written-off.

(d)	Legal Settlements

In August 2007, Central Sun reached a final settlement of litigation in both the State of Maine and in Ontario regarding remediation of a former base metal mining operation near Blue Hill, Maine in which a subsidiary of Central Sun held a 40% interest. The Company has fully paid the $1,000,000 settlement as of December 31, 2007.

In 2003, the holder of the Dobles royalty (“Dobles”) commenced an arbitration hearing related to an agreement with the Company. The arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

                  Additional costs of $44,000 related to this claim were incurred during 2006 and were charged to earnings. The Company has not paid amounts relating to this claim.

5.	MARKETABLE SECURITIES

The Company held the following marketable securities at December 31:

	2007 Market Value		2006 Book Value
	Shares	Amount	Shares	Amount

Independent Nickel Corp.	2,000	$749	500	$105
Carlisle Goldfields Limited	4,000	870	-	-
		$1,619		$105

These securities have been valued at closing prices on the relevant stock exchange, at December 31, 2007. The fair value of the marketable securities at December 31, 2006 was $619,000.

At December 31, 2007, 2,000,000 shares of Independent Nickel Corp. were subject to a contractual escrow agreement. The release schedule is as follows:

Date	Number of Shares

March 21, 2008	200
June 23, 2008	350
September 22, 2008	350
December 22, 2008	350
March 23, 2009	350
June 22, 2009	400
2,000

At December 31, 2007, 4,000,000 shares of Carlisle Goldfields Limited were subject to a regulatory escrow agreement. The release schedule is as follows:

Date	Number of Shares

January 31, 2008	2,000
July 31, 2008	2,000
4,000

6.	ACCOUNTS RECEIVABLE AND PREPAIDS

Included in accounts receivable and prepaids at December 31, 2007 are: $2,768,000 in receivables relating to the disposition of the Cerro Quema property (see Note 12); $1,300,000 in prepaid amounts to a third-party contractor with respect to the construction of a grinding mill at the Orosi Mine; and, $654,000 in value-added tax receivables from the Nicaraguan tax authorities.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

7.	PRODUCT INVENTORY

	2007	2006

Recoverable gold on the heap leach pads	$-	$6,488
In-process inventories	1,247	1,052
Gold inventory	2,179	1,257
Total	$3,426	$8,797

8.	DEFERRED FINANCING COSTS

On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited (“RMB”) (see Note 13). The costs incurred in arranging the loan agreement amounted to $768,000 and included the issue of 2,994,720 share purchase warrants to RMB valued at $288,000, an arrangement fee of $210,000 and other costs of $270,000. These costs were deferred and charged to earnings over the term of the loan, which was 26 months. On January 1, 2007, the Company reclassified unamortized deferred financing costs of to current portion of long-term debt (see Note 2(g)). All deferred financing costs were amortized by December 31, 2007.

	2007	2006

Financing costs	$768	$768
Accumulated amortization	(590)	(590)
Less: reclassification to current portion of long-term debt (Note 2(g))	(178)	-
	$-	$178

9.	RESTRICTED CASH

The Company has placed $250,000 (2006 - $250,000) in a deposit with a bank to secure letters of guarantee issued by the banks to Costa Rican government authorities, to ensure the Company’s future reclamation obligations are completed.

On January 30, 2007, the courts in Costa Rica garnished the cash account balance at the Bellavista Mine stemming from Central Sun’s loss in an arbitration case with Dobles (see Note 4(d)). These Bellavista bank accounts are currently unavailable for operations and have cash balances of $243,000 (2006 - $nil).

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

10.	BELLAVISTA MINE WRITE-DOWN

On July 25, 2007, Central Sun announced that mining operations at the Bellavista Mine in Costa Rica were suspended due to ground movements in the heap leach pad. The Company has no plans to reopen the mine at this time. As a result, the property has been written down to its estimated recoverable amount of $3,400,000. In addition, product inventories on the heap leach pad have also been deemed to be unrecoverable and have been written-off. Supplies inventories related to unusable parts of the operation have also been written down to lower of cost or market.

Balances have been written-down by the following amounts:

Write-down

Product Inventory	$9,119
Supplies Inventory	1,167
Property, plant and equipment (Note 11)	45,237
$55,523

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

11.   PROPERTY, PLANT AND EQUIPMENT

	2007	2006

Producing properties:
Limon Mine, Nicaragua (a)
Cost	$27,224	$24,781
Accumulated depreciation and depletion	(17,303)	(15,806)
	9,921	8,975
Bellavista Mine, Costa Rica (b)
Cost	55,146	47,395
Accumulated depreciation and depletion	(9,595)	(5,172)
Deferred stripping (c)	3,086	3,523
	48,637	45,746
Less: Write-down (Note 10)	(45,237)	-
	3,400	45,746
Less: Reclassification to property held for sale	(3,400)	-
	-	45,746

Orosi Mine*, Nicaragua (d)
Cost	21,072	19,472
Accumulated depreciation and depletion	(5,020)	(2,627)
	16,052	16,845
Less: Write-down (Note 4(c))	(88)	-
	15,964	16,845
Construction-in-progress (e)	8,411	-
	24,375	16,845
Other properties:
Mestiza, Nicaragua (f)	648	304

Corporate assets:
Cost	208	193
Accumulated depreciation	(164)	(136)
	44	57

Property, plant and equipment	$34,988	$71,927

Bellavista Mine property held for sale	$3,400	$-

*Formerly Libertad Mine

(a)	Limon Mine, Nicaragua

The Limon Mine is located north of Managua, the capital of Nicaragua and includes a mill, underground mines and a mineral concession. Gold production from this mine is subject to a 3% net smelter return royalty.

Included in cost, at December 31, 2006, was $2,696,000 of development expenditures on the Santa Pancha mine, for which depreciation had not started until the commencement of gold production from that area, which was achieved in the first quarter of 2007.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(b)	Bellavista Mine, Costa Rica

The Bellavista Mine is located west of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession.

In February 2006, the Company sold surplus land near the Bellavista mine for $900,000. The gain on the sale, net of selling expenses, was $855,000 and has been recorded as other income.

As a result of the cessation of mining activities during the third quarter of 2007 and management’s decision to not reopen the mine, a write-down of $45,237,000 was recognized relating to property, plant and equipment (see Note 10).

The remaining balance of $3,400,000 represents the estimated value of the assets held for sale. The Company is actively seeking out buyers for the remaining equipment and machinery at the Bellavista Mine site. This amount has been separately disclosed on the balance sheet. The Company plans on transferring some of the assets to the Orosi Mine site as they are required for part of the mill construction project.

(c) Deferred stripping:

	2007	2006

Balance, beginning of period	$3,523	$410
Costs deferred	-	3,298
Amortization	(437)	(185)
	3,086	3,523
Less: Write-down	(3,086)	-
Balance, end of period	$-	$3,523

Deferred stripping costs pertained to the Bellavista Mine.

(d)	Orosi Mine, Nicaragua

On July 6, 2006, the Company acquired the Orosi Mine (see Note 3), an active mining property located east of Managua, the capital city of Nicaragua. Gold production from the mine is subject to a 2% net smelter return royalty.

On March 31, 2007, activities at the Orosi Mine were suspended. The Company is constructing a conventional milling facility at the site. The Orosi Mine will continue to incur care and maintenance costs until the mill conversion has been commissioned.

During the third quarter of 2007, the Company changed the mine name to Orosi Mine from its former name of Libertad Mine.

(e)	Construction-in-progress

At December 31, 2007, the Company has made payments of $8,411,000 to third parties as part of the acquisition of a used mill facility to be relocated and built at the Orosi Mine. Intangible expenditures related to this used mill facility have been expensed.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(f)	Mestiza, Nicaragua

On September 6, 2006, Central Sun signed an option agreement to acquire the Mestiza property in Nicaragua. The Company has since made payments totalling $530,000. The Company can complete the acquisition by making further cash installments totalling $1,603,000. The installments would be due as follows:

Date	Amount

July 2008	330
January 2009	100
July 2009	948
January 2010	225
$1,603

If management chooses at any time to not make any further installments, the property rights revert to the vendors and all payments made-to-date will be written-off.

The property is subject to a 3% net smelter return royalty and a 3% production tax based on revenues.

(g)	Keystone Mine, Canada

The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill site in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mine site is in progress.

Substantially all of the assets of the Keystone Mine have been sold or disposed of at December 31, 2006. Central Sun has ongoing reclamation obligations at the site (see Note 14(d)).

12.	DISPOSITION OF CERRO QUEMA PROPERTY

On July 6, 2006, the Company acquired the Cerro Quema property (see Note 3). The Cerro Quema property is located on the Azuero Peninsula in Los Santos Province of southwestern Panama, southwest of the provincial city of Chitre. Cerro Quema was 60% owned by Central Sun through a wholly owned subsidiary. The other 40% was held by a third party.

On October 31, 2007, Central Sun completed the sale of the Cerro Quema property for aggregate consideration of $6,000,000. At December 31, 2007, $3,000,000 had been paid to Central Sun. The remaining payments are contractually scheduled as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008. The discounted value of $2,768,000 has been recorded as accounts receivable and prepaids. As a result of the timing of cash to be received, the Company has recognized $64,000 of imputed interest income as of December 31, 2007.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

Net assets pertaining to the Cerro Quema property are as follows:

	2007	2006

Current assets	$2,768	$30
Restricted cash	-	345
Property	-	3,698
Current liabilities	-	(3)
	$2,768	$4,070

The 2006 comparative balance sheet classifies the Cerro Quema property as property held for sale. The statement of operations has separately presented the results from discontinued operations. The net income from discontinued operations for 2007 of $3,397,000 (2006 – loss of $72,000) which includes a gain of $3,516,000 on the disposition of the property.

The cash flows from discontinued operations are as follows:

	2007	2006

Operating activities	$(226)	$(139)
Financing activities	-	-
Investing activities	3,000	-
Increase (decrease) in cash and cash equivalents from discontinued operations	$2,774	$(139)

13.	LONG-TERM DEBT

	2007	2006

Total debt	$-	$2,500
Current portion	-	(2,500)
Long-term debt	$-	$-

On May 12, 2005, the Company entered into a loan agreement with RMB that enabled the Company to borrow up to $6,000,000. The loan was secured by a first charge on the Company’s assets. Interest on the loan was at the Libor rate plus 8%. The loan was governed by several restrictive covenants that are usual to this type of loan. The Company incurred costs of $768,000 in connection with arranging the loan agreement (see Note 8).

As at December 31, 2007, the Company had fully repaid the loan (2006 - $2,500,000 oustanding).

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

14.	ASSET RETIREMENT OBLIGATIONS

	Year ended December 31, 2007
	Limon Mine	Bellavista Mine	Orosi Mine*	Keystone Property	Total

Balance, beginning of year	$979	$595	$1,321	$1,154	$4,049
Liabilities settled	-	(1,335)	-	(648)	(1,983)
Accretion expense	69	436	92	71	668
Impact of revisions in estimated cash flows
Adjustment to carrying value of assets	267	5,637	-	-	5,904
Adjustment to earnings	-	-	-	(22)	(22)
Balance, end of year	1,315	5,333	1,413	555	8,616
Less: current portion	-	(2,537)	-	(555)	(3,092)
	$1,315	$2,796	$1,413	$-	$5,524

	Year ended December 31, 2006
	Limon Mine	Bellavista Mine	Orosi Mine*	Keystone Property	Total

Balance, beginning of year	$915	$556	$-	$411	$1,882
Liabilities incurred	-	-	1,277	-	1,277
Liabilities settled	-	-	-	(319)	(319)
Accretion expense	64	39	44	26	173
Impact of revisions in estimated cash flows adjustment to earnings	-	-	-	1,036	1,036
Balance, end of year	979	595	1,321	1,154	4,049
Less: current portion	-	-	-	(1,154)	(1,154)
	$979	$595	$1,321	$-	$2,895

*Formerly Libertad Mine

The Company’s asset retirement obligation relate to four sites:

(a) Limon Mine, Nicaragua

This site is operating. Future undiscounted cash obligations of approximately $1,748,000, most of which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities, seal the access to the underground workings and revegetate the tailings impoundment area. The majority of expenditures are expected to occur from 2011 to 2012 based on known reserves. In 2007, the estimated future discounted cash flows increased by $267,000 due to an increase in estimated costs associated with reclaiming the Santa Pancha area of the mine and an increase in estimated costs associated with a soil cover for the tailings impoundment area. This amount was applied to the carrying value of asset retirement costs. There were no changes in the estimated costs in 2006. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(b) Bellavista Mine, Costa Rica

This site was operating up to July 25, 2007. On October 1, 2007, management determined that the mine will not reopen as a result of ground movements (see Note 10). Due to an earlier than anticipated mine closure, reclamation activities began earlier and at a higher cost than originally planned. As such, the original estimate of future undiscounted cash flows was increased to $5,637,000. On March 11, 2008, the Company received

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

acknowledgment from the Costa Rican government of a proposed reclamation plan (see Note 25). Future undiscounted cash flows, at December 31, 2007, were $6,017,000 and comprised mainly of administration expenses, consultant and engineering fees, and revegetation activities. Reclamation activities commenced October 1, 2007, incurred $1,335,000 and is expected to continue until 2011. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

In 2006, there were no changes in the estimated costs resulting in no change in future discounted cash flows at that time.

(c)	Orosi Mine, Nicaragua

The site was acquired in July 2006 and was operating up to March 31, 2007. Mining activities have since been suspended until such time that a conventional milling circuit is commissioned. Future undiscounted cash obligations total approximately $1,838,000, the majority of which will occur from 2009 to 2012, the year the mine is currently scheduled to close. The expenditures result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. Further work will consist of removing the surface facilities, sterilizing any waste materials, ensuring proper drainage, adding topsoil and revegetating the grounds. Monitoring of soil and waters, dam inspections and other analysis as required will be carried out for 5 years after mine closure. Inspection of reclamation revegetation will continue for two years after the closing. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(d)	Keystone Mine, Canada

This site is undergoing reclamation. Future undiscounted cash obligations of approximately $584,000 consist of revegetation of the open pits and water treatment. In 2007, $648,000 (2006 - $319,000) was settled toward the reclamation costs at the site. In 2007, the estimated discounted future cash flows decreased by $22,000 due to a change in the timing of cash flows. In 2006, the estimated future discounted cash flows decreased by $1,036,000 due to changes in the estimated closure costs. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%.

On January 16, 2007, Central Sun agreed in principle with the Province of Manitoba (“Manitoba”) to settle on a final release from all of the Company’s residual environmental responsibilities at the Burnt Timber mine and the Farley Lake mine sites.

It was proposed at an earlier meeting that Manitoba would release Central Sun from all of its residual environmental responsibilities in Manitoba upon payment of the sum of Cdn$2,000,000, payable in installments, provided Central Sun completes the remediation of the Burnt Timber mine and the remediation of the Farley Lake mine and removal of other buildings. Central Sun has accepted this offer in principle. Manitoba would provide to Central Sun a release of any and all obligations of any nature, kind or description arising out of or in any way related to its use or occupation of any mineral property in Manitoba, and provide to Central Sun an indemnity to compensate Central Sun from any claim whatsoever that is at anytime thereafter ever made against Central Sun or its officers, directors or employees arising out of or in any way connected with any mining property ever owned by or operated by Central Sun and any of its subsidiaries or affiliates or predecessors in name in Manitoba. The effective date of the Manitoba settlement, assuming all of its obligations under the agreement and of Central Sun being released from its obligations shall be the date of execution of the agreement and would be conditional on Central Sun fulfilling its obligations and making all payments under the definitive agreement.

The agreement is being finalized. Based on the current agreement in principle, management has recorded a Cdn$2,000,000 liability which has been included in accounts payable and accrued liabilities since December 31,

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

 2006. The amount would be payable in four annual installments of Cdn$500,000 each, with the first installment payable within 60 days of receipt of the approval from Manitoba.

15.	WARRANTS

At issuance, each share purchase warrant grants the holder the right to purchase one common share of the Company at the applicable exercise price. On December 5, 2007, the Company’s common shares were consolidated on a seven for one basis. These warrants were not consolidated, resulting in each warrant granting the holder the right to purchase one-seventh of one of the Company’s post-consolidation common shares.

A summary of the changes in the warrant account in 2006 and 2007 were as follows:

	Number of Warrants	Amount

At December 31, 2005	41,757	$5,972
Private placement (a)	15,000	2,293
Exercise of warrants	(5,270)	(90)
Expiry of warrants	(3,025)	(59)
Exercise of agent’s options	395	14
At December 31, 2006	48,857	8,130
Private placement (b)	86,835	8,770
Exercise of warrants	(15)	(5)
At December 31, 2007	135,677	$16,895

(a)	The fair value of the warrants issued on July 6, 2006 as part of a private placement was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Exercise price per share:	Cdn$5.60
Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

(b)	The fair value of the warrants issued on October 22, 2007 as part of a private placement was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Exercise price per share:	Cdn$1.26
Expected life in years:	1.8
Risk free interest rate:	4.17%
Expected volatility:	80%
Dividend yield:	0%

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

The following table summarizes further information about the warrants outstanding at December 31, 2007:

Exercise Price	Number Outstanding at December 31, 2007	Expiry Date
(Cdn$)

$1.26	86,835	October 22, 2010
$5.60	15,000	July 6, 2008
$8.75	33,842	November 26, 2008

16.	AGENT'S OPTIONS

At issuance, each agent’s option grants the holder the right to purchase one common share and one-half common share purchase warrant of the Company. On December 5, 2007, the Company’s common shares were consolidated on a seven for one basis. These agent’s options were not consolidated, resulting in each option granting the holder the right to purchase one-seventh of one of the Company’s post-consolidation common shares and one-half common share purchase warrant, entitling the holder to purchase one-seventh of a common share.

A summary of the changes in the agent’s options in 2006 and 2007 were as follows:

	Number of Agent’s Options	Amount

At December 31, 2005	1,580	$163
Issue of agent’s options (a)	1,800	592
Exercise of agent’s options for
common shares and warrants	(790)	(82)
At December 31, 2006	2,590	673
Issue of agent’s options (b)	6,850	1,228
Expiry of agent’s options	(790)	(81)
At December 31, 2007	8,650	$1,820

(a)

On July 6, 2006, as part of a private placement, the Agents were granted an option to acquire 1,800,000 units exercisable at Cdn$4.48 per unit expiring July 6, 2008. The units consist of 257,000 common shares and 900,000 common share purchase warrants, entitling the holder to purchase 129,000 common shares. Seven common share purchase warrants entitles the holder to purchase one common share at a price of Cdn$5.60 until July 6, 2008.

The fair value of the Agent’s options to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(b)

On October 22, 2007, as part of a private placement, the Agents were granted an option to acquire 6,850,000 units exercisable at Cdn$1.05 per unit expiring October 22, 2009. The units consist of 979,000 common shares and 3,425,000 common share purchase warrants, entitling the holder to purchase 489,000 common shares. Seven common share purchase warrants entitles the holder to purchase one common share at a price of Cdn$1.26 until October 22, 2010.

The fair value of the agent’s option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.17%
Expected volatility:	80%
Dividend yield:	0%

17.	CONTRIBUTED SURPLUS

A summary of the changes in the contributed surplus account in 2006 and 2007 were as follows:

Amount

At December 31, 2005	$5,306
Grant of employee stock options	1,262
Expiry of warrants	58
Exercise of stock options	(115)
At December 31, 2006	6,511
Grant of employee stock options	1,694
Expiry of agent’s options	81
Exercise of stock options	(12)
Stock options forfeited/expired	(56)
Grant of employee bonus shares (Note 18(f))	71
At December 31, 2007	$8,289

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

18.	COMMON SHARES

Central Sun is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of changes in the common shares in 2006 and 2007 were as follows:

	Number of Common Shares	Amount

Issued and outstanding at December 31, 2005 (a)	24,458	$57,132
Shares issued for assets acquired (Note 3)	4,571	20,667
Private placement (b)	4,286	13,898
Stock options exercised (c)	237	706
Warrants exercised	753	2,611
Agent’s options exercised	113	329
Less: shares cancelled (Note 22(d))	(48)	(229)
Less: share issue costs	-	(1,827)
Issued and outstanding at December 31, 2006	34,370	93,287
Shares issued for assets acquired (d)	54	65
Private placement (e)	24,810	17,540
Stock options exercised (c)	102	309
Warrants exercised	2	22
Less: shares cancelled	(1)	-
Less: share issue costs	-	(2,850)
Issued and outstanding at December 31, 2007	59,337	108,373
Bonus shares in escrow (f)	1,665	-
Issued at December 31, 2007	61,002	$108,373

(a)	Share Consolidation

On November 29, 2007, the shareholders of the Company authorized the consolidation of one common share for every seven pre-consolidation common shares of the issued and outstanding common shares of the Company. The consolidation was made effective December 5, 2007. All comparative share capital, common share, option data (with the exception of agent’s options), and earnings per share amounts in the accompanying consolidated financial statements and notes have been retroactively revised to reflect this share consolidation.

(b)	Private placement

On July 6, 2006, the Company closed a private placement of 30,000,000 units at a price of Cdn$0.60 per unit for aggregate gross proceeds of $16,191,000. The units consisted of 4,286,000 common shares and 15,000,000 common share purchase warrants, entitling the holder to purchase 2,143,000 common shares. Seven common share purchase warrants entitles the holder to purchase one common share at a price of Cdn$5.60 until July 6, 2008. The Company allocated Cdn$3.605 to each common share and Cdn$0.012 to each seventh of one warrant.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(c)	Stock options

Central Sun has a stock option plan whereby Central Sun’s directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is the volume weighted average price on the Toronto Stock Exchange of the five days preceding the grant date.

Historically, options granted have vested immediately. Compensation expense was recognized for the options issued in 2005 and 2006. On November 7, 2006, the Board’s practice was changed whereby on all subsequent grants, stock option grants would vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity.

On November 29, 2007, the shareholders of the Company approved a new stock option plan under which up to 5,500,000 common shares are reserved for future issuance. At December 31, 2007 there were 875,000 (2006 – 1,087,000) options available for grant under the plan.

In 2007, the Company recognized stock option expense of $1,638,000 (2006 - $1,262,000) related to options that vested under the Company’s stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model. The annual weighted average assumptions for grants prior to the share consolidation on November 29, 2007, are as follows:

2007	2006

Quantity:	562	1,007
Exercise price:	Cdn$4.41	Cdn$4.62
Expected life in years:	3	3
Risk free interest rate:	4.03%	4.19%
Expected volatility:	58%	60%
Dividend yield:	0%	0%
Fair value:	$876	$1,510

Post-share consolidation, there was one grant on December 18, 2007 with the following assumptions:

Quantity:	4,625
Exercise price:	Cdn$1.21
Expected life in years:	3
Risk free interest rate:	3.94%
Expected volatility:	71%
Dividend yield:	0%
Fair value:	$2,237

A summary of all of the Company’s outstanding stock option amounts at December 31, 2007 and 2006, and changes during the years ended on these dates is as follows:

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

	Number	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2005	1,821	$4.76
Cancelled/Expired	(241)	5.74
Exercised	(237)	2.94
Granted	1,007	4.62
At December 31, 2006	2,350	4.83
Cancelled/Expired	(934)	4.88
Exercised	(102)	3.34
Granted	5,187	1.56
At December 31, 2007	6,501	$2.23

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at December 31, 2007	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at December 31, 2007	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$1.21 to $3.50	4,814	4.8	$1.28	1,346	$1.46
$3.85 to $6.65	1,687	2.8	4.93	1,445	5.02
$1.21 to $6.65	6,501	4.3	$2.23	2,791	$3.30

(d)	Shares issued for assets acquired

On September 6, 2006, Central Sun entered into an option agreement to acquire the Mestiza property in Nicaragua (see Note 11(f)). On December 27, 2007, the Company issued 54,000 common shares as consideration for the removal of liens on the property and consulting services.

(e)	Private Placement

On October 22, 2007, the Company closed a private placement of 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt for gross proceeds of Cdn$26,051,000. Each unit or subscription receipt consisted of one-seventh of one common share and one-half of one common share purchase warrant which resulted in the issuance of 24,810,000 common shares and 86,835,000 common share purchase warrants, entitling the holder to purchase 12,405,000 common shares. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26.

The proceeds from the sale of the subscription receipts were held in escrow until receipt of disinterested shareholder approval for the issuance of common shares and common share purchase warrants upon exercise of the subscription receipts. Approval was obtained on November 29, 2007 and each subscription receipt was converted into one unit.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(f)	Share Bonus Plan

 At the special meeting of shareholders held on November 29, 2007, shareholders approved amendments to a share bonus plan approved earlier in the year. The Company had established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. The plan was amended to increase the number of common shares reserved for issuance to 2,500,000 post-consolidation common shares. Participants must continue to be employed with the Company until the shares are released from escrow otherwise the shares will be cancelled. There are no voting rights on the shares until release of the shares from escrow to the participant.

Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in general and administrative expenses in the period to final release of all shares from escrow in 2009. At December 31, 2007, an amount of $71,000 had been recorded in general and administrative expenses in respect of shares issued under this plan.

19.	INCOME TAXES

(a)	The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective rate on loss from continuing operations is as follows:

	2007	2006

Combined statutory rate	36.1%	36.1%

Expected income tax recovery at statutory rate	$(22,107)	$(2,673)
Difference in foreign tax rates	17,507	(600)
Non-recognition of benefit of losses	4,008	2,814
Non-deductible expenses
Stock option expense	592	459
	$-	$-

Effective tax rate	0.0%	0.0%

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(b)

The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

	Canada	Costa Rica Bellavista Mine	Nicaragua Limon Mine	Nicaragua Orosi Mine*
				(c)
Expiry

2008	$624	$-	$5,065	$9,508
2009	783	-	1,491	9,852
2010	3,212	602	10,713	10,678
2014	9,524	-	-	-
2015	5,654	-	-	-
2026	5,920	-	-	-
2027	6,325	-	-	-
	$32,042	$602	$17,269	30,038

*Formerly Libertad Mine

The potential benefit of these losses has not been recognized in the consolidated financial statements except that the Company has recognized the benefit of certain losses at the Orosi Mine to offset temporary differences arising from the acquisition by Central Sun.

(c)	For the Nicaraguan Orosi Mine, losses expire on June 30 of each year, except for $4,653,000 of losses in 2010 which expire on December 31.

(d)

For Canadian income tax purposes, the Company has temporary differences of $20,983,000, which do not expire and relate to mineral properties and fixed assets. The benefit of these differences has not been recognized in the consolidated financial statements as the criteria for recognition has not been met.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital:

	2007	2006

Accounts receivable, notes receivable and prepaids	$247	$(2,979)
Product inventory	(3,476)	(3,915)
Supplies inventory	(1,776)	830
Accounts payable and accrued liabilities	207	(2,713)
	$(4,798)	$(8,777)

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

Non-cash financing activities:

	2007	2006

Shares issued for purchase of CAMHL
and RNC Panama	$-	$20,667

Shares issued for settlement of liens on Mestiza Property	$65	$-

Operating activities included the following cash payments:

	2007	2006

Interest paid	$135	$642

21.	FINANCIAL INSTRUMENTS

The carrying value of the Company’s short term financial instruments, comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

22.	RELATED PARTY TRANSACTIONS

(a)   General and administrative expense at December 31, 2007 includes a recovery of $32,000 (2006 - $287,000) from Thompson Creek Metals Company (“Thompson Creek”) for administrative services provided to Thompson Creek, a company formerly related through certain common directors and management. Accounts receivable at December 31, 2007 includes $nil (2006 - $31,000) related to these amounts. The agreement was terminated on March 1, 2007.

(b)  During the year, the Company incurred financing related service expenditures of $103,000 (2006 - $nil) and management fees of $20,000 (2006 - $nil) with a company controlled by a director of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were no unpaid balances at December 31, 2007.

(c)   In September 2007, Central Sun sold 500,000 escrowed shares of Independent Nickel Corp. (“INI”) to a company owned by the Chairman of Central Sun at the time of the transaction. The shares were sold at market value at Cdn$0.44 per share for aggregate consideration of Cdn$220,000. The shares sold were subject to restrictions on transfer until October 22, 2007.

(d)   On September 6, 2006, the Company settled an outstanding loan receivable of Cdn$425,000 on receipt and cancellation of 47,619 common shares of the Company from a former director. A loss of $21,000 was recognized upon extinguishment of the debt and cancellation of the common shares.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

23.	CONTINGENCIES AND COMMITMENTS

(a)   The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management’s estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b)   The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or its results.

In November 2004, a complaint was filed by the State of Maine against Black Hawk Mining Inc. (“Black Hawk”), a wholly owned subsidiary of the Company; Kerramerican, Inc. (“Kerramerican”), a subsidiary of Noranda Inc. (“Noranda”); and Denison Energy Inc. (“Denison”) in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest (see Note 4(d)). In August 2007, the Company settled this litigation in Maine and Ontario.

Contractual Obligations

The following table presents, as at December 31, 2007, the Company’s known contractual obligations, aggregated by type of contractual obligation:

Payments due in

2008	$9,212
2009	2,994
2010	1,338
2011	1,724
2012 and later	1,348
$16,616

Contractual obligations include: operating leases for premises and equipment; purchase obligations for the reclamation contract at the Bellavista Mine, consumable supplies at the Limon Mine and management employment agreements; and, site reclamation and closure contractual obligations based on estimated amounts that will be discharged. Asset retirement obligations presented in Note 14 are shown on a discounted cash flow basis.

24.	SEGMENT INFORMATION

The Company is organized into four segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Orosi Mine* (Nicaragua) and “Corporate and Other”. The Corporate and Other segment includes: Cerro Quema property, Mestiza property, Keystone Mine (ceased operations in April 2000), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(i)	Segment Balance Sheets

	Year ended December 31, 2007
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Capital expenditures	$2,174	$1,715	$8,220	$288	$12,397

Cash and cash equivalents	$476	$83	$67	$16,136	$16,762
Other current assets	10,043	286	1,812	5,771	17,912
Restricted cash	-	493	-	-	493
Property, plant and equipment	9,921	-	24,375	692	34,988
Bellavista Mine property held for sale	-	3,400	-	-	3,400
Total assets	$20,440	$4,262	$26,254	$22,599	$73,555

	Year ended December 31, 2006
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Capital expenditures	$2,335	$6,808	$550	$23	$9,716

Cash and cash equivalents	$360	$735	$283	$8,170	$9,548
Other current assets	6,096	7,673	3,494	2,121	19,384
Property, plant and equipment	8,975	45,746	16,845	361	71,927
Net assets of property held for sale	-	-	-	4,070	4,070
Other non-current assets	-	250	-	178	428
Total assets	$15,431	$54,404	$20,622	$14,900	$105,357

*Formerly Libertad Mine

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(ii)	Segment Statements of Operations

	Year ended December 31, 2007
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Sales	$22,002	$15,139	$11,049	$-	$48,190

Cost of sales	18,085	8,922	9,875	-	36,882
Royalties and production taxes	1,403	257	545	-	2,205
Depreciation and depletion	1,289	4,432	2,384	39	8,144
Accretion expense	69	436	92	71	668
Environmental remediation gain	-	-	-	(22)	(22)
	20,846	14,047	12,896	88	47,877
Income (loss) from mining operations	1,156	1,092	(1,847)	(88)	313
Expenses and other income
General and administrative	-	-	-	5,548	5,548
Orosi Mine* - Mill Project	-	-	2,743	-	2,743
Bellavista Mine write-down	-	55,523	-	-	55,523
Care and maintenance	-	1,657	2,119	-	3,776
Stock options	-	-	-	1,638	1,638
Exploration	591	-	1,050	360	2,001
Other (income) expense	390	(492)	(36)	(6,457)	(6,595)
	981	56,688	5,876	1,089	64,634
Income (loss) from continuing operations	175	(55,596)	(7,723)	(1,177)	(64,321)
Income from discontinued operations, net of tax	-	-	-	3,397	3,397

Net income (loss) for the year	$175	$(55,596)	$(7,723)	$2,220	$(60,924)

*Formerly Libertad Mine

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

	Year ended December 31, 2006
	Limon Mine	Bellavista Mine	Orosi Mine*	Corporate and Other	Total

Sales	$20,003	$23,115	$9,032	$-	$52,150

Cost of sales	15,510	12,275	11,363	-	39,148
Royalties and production taxes	1,250	462	449	-	2,161
Depreciation and depletion	1,283	4,760	2,401	47	8,491
Accretion expense	64	39	45	25	173
Environmental remediation loss	-	-	-	2,750	2,750
	18,107	17,536	14,258	2,822	52,723
Earnings (loss) from mining operations	1,896	5,579	(5,226)	(2,822)	(573)
Expenses and other income
General and administrative	-	-	-	4,448	4,448
Stock options and warrants	-	-	-	1,262	1,262
Exploration	172	-	291	9	472
Other (income) expenses	(14)	(751)	867	477	579
	158	(751)	1,158	6,196	6,761
Income (loss) from continuing operations	1,738	6,330	(6,384)	(9,018)	(7,334)
Loss from discontinued operations, net of tax	-	-	-	(72)	(72)
Net income (loss) for the year	$1,738	$6,330	$(6,384)	$(9,090)	$(7,406)

*Formerly Libertad Mine

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers worldwide, future sales may not be limited to these customers.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

25.	SUBSEQUENT EVENT

Bellavista Mine – Reclamation Plan

On March 11, 2008, the Company and the government of Costa Rica acknowledged a proposal on the extent of committed future reclamation activities. The Company estimates undiscounted expenditures of $6,017,000 to be incurred up to 2011. This has been reflected in the financial statements at December 31, 2007.

26.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles that Central Sun would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and the requirements of the Securities and Exchange Commission (together, “US GAAP”). The major measurement differences between Canadian and US GAAP and their effect on the consolidated financial statements are as follows:

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	December 31, 2007			December 31, 2006

	Canadian GAAP	US GAAP Adjustments	US GAAP	Canadian GAAP	US GAAP Adjustments	US GAAP

Assets
Current
Cash and cash equivalents	$16,762	$-	$16,762	$9,548	$-	$9,548
Marketable securities (g)	1,619	-	1,619	105	514	619
Accounts receivable and prepaids	7,064	-	7,064	5,289	-	5,289
Product inventory (a)	3,426	-	3,426	8,797	1,043	9,840
Supplies inventory	5,803	-	5,803	5,193	-	5,193
	34,674	-	34,674	28,932	1,557	30,489
Deferred financing costs	-	-	-	178	-	178
Restricted cash	493	-	493	250	-	250
Property, plant and
equipment (a) (b)	34,988	(1,709)	33,279	71,927	(10,353)	61,574
Bellavista Mine property held for sale	3,400	-	3,400	-	-	-
Net assets of Cerro Quema property held for sale	-	-	-	4,070	-	4,070
	$73,555	$(1,709)	$71,846	$105,357	$(8,796)	$96,561

Liabilities
Current
Accounts payable and
accrued liabilities	$11,906	$-	$11,906	$11,671	$-	$11,671
Current portion of long-
term debt	-	-	-	2,500	-	2,500
Current portion of asset
retirement obligations (e)	3,092	-	3,092	1,154	-	1,154
	14,998		14,998	15,325	-	15,325

Asset retirement obligations (e)	5,524	-	5,524	2,895	(13)	2,882
	5,524	-	5,524	2,895	(13)	2,882
Non-controlling interest	-	-	-	91	-	91
	20,522	-	20,522	18,311	(13)	18,298
Shareholders’ Equity

Warrants	16,895	-	16,895	8,130	-	8,130
Agent’s options	1,820	-	1,820	673	-	673
Contributed surplus (f)	8,289	(302)	7,987	6,511	(272)	6,239
Common shares (h)	108,373	33,234	141,607	93,287	33,234	126,521
Accumulated other comprehensive income (g)	135	-	135	-	514	514
Retained deficit (j)	(82,479)	(34,641)	(117,120)	(21,555)	(42,259)	(63,814)
	53,033	(1,709)	51,324	87,046	(8,783)	78,263
	$73,555	$(1,709)	$71,846	$105,357	$(8,796)	$96,561

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	Year ended December 31
	2007		2006

Net loss – Canadian GAAP	$(60,924)		$(7,406)
Increased sales (a)	304		1,638
Increased cost of sales (a)	(575)		(5,560)
Decreased depreciation and depletion
expense (a) (b)	587		339
Decreased accretion expense (e)	-		3
Decreased Bellavista Mine write down (a)	7,285		-
Reduction in compensation expense (f)	30		336
Change in foreign exchange gain (a) (e)	(13)		10

Net loss – US GAAP	$(53,306)		$(10,640)

Other comprehensive income:
Unrealized (gains) losses on available-for-sale securities, excluding foreign exchange, net of tax (g)	456		(539)
Unrealized foreign exchange gains (losses) on available-for-sale securities, net of tax (g)	207		-
Realized (gains) losses on available-for-sale securities, net of tax (g)	(1,042)		17

Other comprehensive loss – US GAAP	(379)		(522)
Comprehensive loss – US GAAP	$(53,685)		$(11,162)

(Loss) income per share – basic and diluted – US GAAP		$
Continuing operations	$(1.54)		$(0.37)
Discontinued operations	0.09		-
	$(1.45)		$(0.37)

The above reconciling amounts are for continuing operations. There is no Canadian to US GAAP reconciling amount for discontinued operations.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

The following table shows the Statement of Accumulated Other Comprehensive Income for the years ended December 31, 2007 and 2006:

	Years ended December 31
	2007	2006

Opening balance	$514	$1,036

Unrealized gains (losses) on available-for-sale securities, excluding foreign exchange, net of tax (g)	456	(539)
Unrealized foreign exchange gains on available-for-sale securities, net of tax (g)	207	-
Realized gains (losses) on available-for-sale securities (g)	(1,042)	17

Ending balance	$135	$514

a) Property, plant and equipment

(i)	Bellavista Mine

As described in Note 10, in 2007 the Company suspended mining operations and decided not to reopen the Bellavista Mine. As a result of these decisions, for Canadian GAAP, the Company recorded the property at its recoverable amount. While US GAAP is consistent with Canadian GAAP in requiring the Company to write the property down to the fair value, historical differences in the amounts previously recorded (as described below and b(ii)) resulted in a $7,285,000 lower write-down under US GAAP.

Canadian GAAP allows costs, net of revenue received, associated with the period prior to commercial production of the Bellavista mine to be included in the cost of the property until such time that the operations achieve commercial production. Under US GAAP, commercial production occurs when ore is stacked on the leach pad and is ready to be processed. The costs incurred while ore is placed on the pad are included in product inventory. For Canadian GAAP purposes, the Bellavista mine achieved commercial production in December 2005. However, for US GAAP purposes, commercial production began in April 2005.

The effect of the difference in the start date at the Bellavista mine has been to decrease the carrying value of property, plant and equipment prior to the write down by $4,063,000 (December 31, 2006 – $4,063,000), increase product inventory by $nil (December 31, 2006 – $230,000) and increase cost of sales by $nil (December 31, 2006 - $871,000).

Under Canadian GAAP certain post-production stripping costs have been deferred. Under US GAAP, these costs are considered to be variable production costs and are included in product inventory. This difference has resulted in a decrease of property, plant and equipment prior to the write-down of $3,495,000 (December 31, 2006 – $3,451,000), a decrease in cost of goods sold of $438,000 (December 31, 2006 – increase of $3,523,000) and a reduction of depreciation expense of $nil (2006 - $482,000).

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

(ii)	Santa Pancha area of Limon Mine

The Santa Pancha area of the Company’s Limon mine started production for Canadian GAAP purposes in the first quarter of 2007. For US GAAP, production started on September 1, 2006. The effect of the earlier startup on the Company’s financial statements for US GAAP purposes is to increase sales $304,000 (December 31, 2006 - $1,638,000), increase cost of goods sold $1,013,000 (December 31, 2006 - $1,166,000), increase product inventory $nil, (December 31, 2006 - $813,000), and to decrease property, plant and equipment $237,000 (December 31, 2006 - $391,000).

(iii)	Other

Certain previously acquired exploration rights were sold in 2001 through an exchange of non-monetary assets. Under US GAAP, the carrying value of these rights was $2,329,000 higher than under Canadian GAAP as a result of a difference in the selection of the measurement date. Accordingly, when these rights were sold, the loss on disposition was $2,329,000 greater than US GAAP.

b)	Depreciation and depletion

Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. The measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000 (see (h)). This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

(i)

The Company has, for Canadian GAAP, calculated depreciation based on the costs incurred to develop the Limon mine amortized into income based on the proven and probable reserves for the mine. US GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine.

(ii)

For Canadian GAAP, the Company has calculated depreciation for the Bellavista mine based on costs that were incurred during the period prior to commercial production (see (a) above). Additionally, the Company has depreciated the Bellavista mine for the production period as defined under Canadian GAAP. Under US GAAP, depreciation has been calculated from April 2005.

(iii) For Canadian GAAP, the Company has calculated depreciation for the Santa Pancha area of the Limon Mine based on costs that were incurred during the period prior to commercial production (see (a) above). Additionally, the Company has depreciated the Santa Pancha area of the Limon Mine for the production period as defined under Canadian GAAP. Under US GAAP, depreciation has been calculated from September 2006.

The effect of the above adjustments has been to decrease depreciation and depletion expense by $587,000 for the year ended December 31, 2007 and decrease depreciation and depletion by $339,000 for the year ended December 31, 2006.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

c)	Other comprehensive income

Prior to the adoption on a prospective basis of a new Canadian GAAP standard as described in Note 2(p), comprehensive income was not reported under Canadian GAAP. This new Canadian GAAP standard harmonizes the reporting of comprehensive income with US GAAP for 2007.

d)	Issuance of equity instruments for payment of liabilities

In connection with a royalty agreement entered into prior to 2002, the Company was required to issue shares of common stock to settle these royalty liabilities. As required by the agreement, these shares were issued at a discount to the market price at that time. SFAS No. 123 required these transactions to be recorded at the fair value of the shares issued. The difference in the valuations was recorded as an increase to share capital and an increase to the retained deficit (see (j)). There is no net income effect for the years ended December 31, 2007 or 2006.

e)	Asset retirement obligations

On January 1, 2003, the Company adopted, under US GAAP, Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (SFAS 143). Under Canadian GAAP, the Company adopted CICA Handbook Section 3110 “Asset Retirement Obligations”, effective January 1, 2004. The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates.

Asset Retirement Obligations – US GAAP

	Year ended December 31,	Year ended December 31,
	2007	2006

Balance, beginning of period	$4,036	$1,826
Liabilities incurred	-	1,277
Changes in cash flow estimates	5,882	1,037
Liabilities settled	(1,970)	(274)
Accretion expense	668	170

Balance, end of period	8,616	4,036
Less: current portion	(3,092)	(1,154)

	$5,524	$2,882

f)	Stock-based compensation

In December 2004, FASB issued SFAS 123R, “Share-Based Payment,” which revised SFAS 123. SFAS 123R supercedes APB Opinion 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires measurement and recording to the financial statements of the cost of employee services received in exchange or an award of equity based instruments based on the grant date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from original estimates.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

The Company’s stock-based compensation expense from stock options and restricted stock grants will be reduced for expected forfeitures during the vesting period. For purposes of US GAAP, the Company is adopting SFAS 123R using the modified prospective transition method. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R as there were no unvested options outstanding at December 31, 2005. Total stock based compensation expense has been reduced by $30,000 (December 31, 2006 - $336,000) to reflect the estimate of forfeitures.

Since the Company continues to operate at a net loss, the adoption of SFAS 123R had no tax-related effects on cash flow from operations and cash flow from financing activities for the year ending ended December 31, 2007.

g)	Marketable securities

As described in Note 2(p), effective January 1, 2007, the Company adopted a new Canadian GAAP standard that harmonized with US GAAP the accounting guidelines for marketable securities on a prospective basis. The new Canadian GAAP standard did not allow for the restatement of prior periods.

Prior to January 1, 2007 for Canadian GAAP purposes, marketable securities were valued at the lower of cost and market with any write downs recorded as a charge to earnings in the period. Pursuant to SFAS 115 marketable securities that are classified as “available for sale” are to be carried at fair value and unrealized gains or losses are included in the determination of other comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. All of the Company’s marketable securities held at December 31, 2006 were classified as “available for sale”. As a result, for the year ended December 31, 2006 a mark-to-market adjustment of $522,000 was recorded through comprehensive income to record investments at fair value.

h)	Common shares
	December 31,	December 31,
	2007	2006

Canadian GAAP	$108,373	$93,287

Acquisition of certain mining properties (b)	4,635	4,635
Issuance of equity instruments for payment of liabilities (d)	208	208
Reversal of reduction in the paid-up share capital on the common shares
of Black Hawk (i)	28,391	28,391

	33,234	33,234

US GAAP	$141,607	$126,521

i)	Black Hawk adjustment:

On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid up capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Central Sun, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk. In this instance, US GAAP does not allow for such a reduction in common shares to be recorded.

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

j)	Deficit

	December 31,	December 31,
	2007	2006

Canadian GAAP – Deficit	$(82,479)	$(21,555)

Increased revenue (a)	6,555	6,251
Increased cost of sales (a)	(14,973)	(14,398)
Increased depreciation and depletion expense (b)	(2,882)	(3,469)
Reduction in stock compensation expense (f)	366	336
Issuance of equity instruments for payment of
liabilities (d)	(272)	(272)
Asset retirement obligations (e)	-	13
Property, plant and equipment written down (a(i)), (a(iii))	4,956	(2,329)
Reversal of reduction in the paid-up share capital on
the common shares of Black Hawk (i)	(28,391)	(28,391)

	(34,641)	(42,259)

US GAAP – Deficit	$(117,120)	$(63,814)

k)	Recently adopted accounting standards

FIN 48, “Accounting for Uncertainty in Income Taxes”, clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax benefit is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position.  This change is effective beginning in 2007.  The Company has adopted this standard which did not have an impact on its results of operations.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP was effective for the Company January 1, 2007 and was adopted on a retrospective basis. The Company has adopted this standard which did not have a significant impact on its results of operations.

l)	Recently issued accounting standards not yet adopted

SFAS 157, “Fair Value Measurements” (“SFAS 157”) issued in September 2006 defines fair value, establishes a framework for measuring fair value of assets and liabilities, and expands disclosures about fair value measurements.  SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value.   SFAS 157 does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively. In February 2008, the FASB amended SFAS No. 157 to exclude leasing transactions and to delay the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has not yet determined the impact of adopting SFAS 157.

In February 2007, FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, which includes an amendment of SFAS 115. This statement which is expected to expand fair value

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

(US Dollars, except where noted, tabular amounts in thousands)

measurement, allows entities the option to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. The Company is currently assessing the impact, if any; SFAS 159 may have on the Company’s consolidated financial statements.

In December 2007, FASB issued a revision to SFAS 141 “Business Combinations” (FAS 141(R)). This statement further refines the allocation of the purchase price in a business combinations and is intended to harmonize US GAAP with International Financial Reporting Standards. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 on a prospective basis.

In December 2007, FASB issued SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements”. This statement will require companies to include noncontrolling interest in the equity section of the balance sheet and to require companies to split net income as available to shareholders and available to noncontrolling interests. SFAS 160 is effective as of the beginning of an entity’s first fiscal year or interim period that begins after December 15, 2008. The Company is currently assessing the impact, if any; SFAS 160 may have on the Company’s consolidated financial statements.

m)	Fair value disclosure

The warrants and agent’s options (collectively “the Warrants”) issued in connection with the Company’s October 22, 2007 private placements are denominated in Canadian dollars while the Company’s functional and reporting currency is the U.S. Dollar. As a result, the fair value of the Warrants fluctuates based on their time to expiry and changes in the exchange rate between the U.S. and Canadian dollar.

Recent developments suggest warrants with exercise prices denominated in a different currency than an entity’s functional currency should not be classified as equity. If US GAAP is changed to reflect this view, these instruments would be treated as derivatives and recorded as liabilities / carried at their fair value, with period to period changes in the fair value recorded as a gain or loss in the statement of operations.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: info@glencairngold.com

OFFICERS	DIRECTORS

Stan Bharti	Stan Bharti
Chairman
George Faught
Peter Tagliamonte
President and Chief Executive Officer	Ronald Gagel

Denis Arsenault	Bruce Humphrey
Chief Financial Officer
Patrick Mars
Graham Speirs
Chief Operating Officer	Joe Milbourne

Bill Pearson	Peter Tagliamonte
Executive Vice President, Exploration

Arthur Chen
Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol: CSM

Warrant Symbol: CSM. WT

American Stock Exchange (AMEX)

Stock Symbol: SMC

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel:      416-361-0930

Fax:      416-361-0470

EXHIBIT 99.2

Management’s Discussion and Analysis

December 31, 2007

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Management’s Discussion and Analysis of

Financial Position and Operating Results

The following discussion and analysis of the financial position and operating results of Central Sun Mining Inc. (“Central Sun” or the “Company”) (formerly Glencairn Gold Corporation) is prepared as at March 24, 2008, and should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2007 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is in the process of converting the Orosi Mine (formerly the Libertad Mine) in Nicaragua to conventional milling. The Bellavista Mine in Costa Rica is currently being reclaimed. Central Sun is committed to growth by optimizing current operations and expanding mineral reserves at existing mines. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

Orosi Mine Suspension

On July 6, 2006, the Orosi Mine was acquired by Central Sun. Subsequent to the acquisition, the Company operated the mine and was successful in reducing the cost per ounce produced but not sufficiently to make the mine profitable. The Company undertook a scoping study in early 2007 which indicated the mine would be profitable if the mine converted to a conventional milling operation from the heap leach process. Based on this scoping study the Company undertook to have a feasibility study completed and commenced a major project to convert the heap-leach refining process to a conventional milling operation. The decision was made in February of 2007 to suspend mining operations on March 31, 2007. The Company has to the end of December 2007 made payments totalling $8,411,000 towards the purchase of a used mill. As at December 31, 2007, professional consultant fees and other costs of $2,743,000 have been spent by the Company as it progresses towards building a conventional mill at the Orosi Mine site. The Company expects the final feasibility study to be completed before the end of the second quarter of 2008.

Bellavista Mine Shut-Down

On July 25, 2007, mining operations at the Bellavista Mine were suspended due to ground movements in the heap leach pad at the site. After initial review by consultants, the Company believes that these movements were in part caused by water saturation due to abnormally high rain fall during the past several years. Extensive ground monitoring and a number of remedial measures were undertaken to reduce ground movements including de-watering wells and surface water control. The Company implemented measures to rinse the cyanide used in the heap leach processing on the site. Sampling of solution discharge from the leach pad as well as solid sampling of the leach pad confirmed that cyanide concentrations were lowered to acceptable discharge levels and posed no threat to the environment. On October 24, 2007, the Company announced that a localized landslide resulting from the ground movement and heavy rains caused significant damage to the structure of the absorption, de-absorption, and refining (“ADR”) plant. As a result of the proactive measures taken, there was no release of cyanide into the environment. The Company does not believe that there is any risk of further damage to any other existing

2

facilities including the grinding mill, which is located in another area of the site, as a result of ground movement.

Central Sun has concluded the Bellavista Mine will not reopen as a heap leach operation as a result of the ground movement at the mine site. The Company has begun reclamation activities and expects this project to last for an estimated four years from the end of December 2007 and at a cost of approximately $6,017,000. The bulk of the expenditures will be incurred for the hiring of consultants and contractors, and revegetating the land. Expenditures in the amount of $1,335,000 have been spent since the reclamation program commenced on October 1, 2007.

The Company has written down the carrying value of the property by $45,237,000, leaving a residual value of approximately $3,400,000 which is believed to be the minimum amount the Company will receive for selling or transferring the assets on the property. Central Sun is actively working to sell the equipment and hopes to have completed a sale in the first half of 2008. The Company plans on transferring some of the assets to the Orosi Mine site as they are required for part of the mill construction project.

Restructuring

As a result of the Bellavista Mine shut-down in July of 2007 and the temporary suspension of the Orosi Mine, the Company was facing a cash flow problem in the last quarter of 2007. Accordingly, the Company initiated an aggressive program to conserve cash. This program included the temporary cessation of all discretionary spending, including the Company’s exploration program, staff reductions and deferring or eliminating, where possible, capital expenditures while seeking a capital infusion into the Company.

The Company designed and executed a comprehensive restructuring plan which consisted of the following key aspects:

•	The sale of the Company’s non-core assets, most notably, the Cerro Quema property in Panama and the sale of its royalty interest in certain mining properties;
•	An underwritten private placement financing to raise funds of Cdn$26,051,000;
•	A consolidation of common shares outstanding on a seven-for-one basis;
•	A change in the name of the Company from Glencairn Gold Corporation to Central Sun Mining Inc.;
•	The appointment of three new directors including a new Chairman to the Board of Directors; and;
•	The appointment of a new Executive Vice-President, Exploration.

Sale of the Cerro Quema Property

On October 31, 2007, the Company closed an agreement to sell its 60% interest in the Cerro Quema property, in Panama for aggregate consideration of $6,000,000. Of this total $3,000,000 was received in 2007 and the remaining balance is due in 2008.

Financing

On November 29, 2007, Central Sun closed a private placement financing for gross proceeds of Cdn$26,051,000. A syndicate of underwriters, led by Orion Securities Inc., and including Dundee Securities Corporation, Blackmont Capital Inc. and Wellington West Capital Markets Inc., sold 40,000,000 units (the "Units") and 133,670,000 subscription receipts (the "Subscription Receipts") at a price of Cdn$0.15 per Unit or Subscription Receipt. Each Unit is comprised of one-seventh of one common share and one half of one common share purchase warrant. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26.

3

The proceeds from the sale of the Subscription Receipts were held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the Subscription Receipts. These conditions were satisfied on November 29, 2007 at a special meeting of shareholders. The net proceeds from the financing will be used by the Company for development of the Orosi Mine’s mill project, exploration at the Company's mineral properties, and general working capital purposes.

Share Consolidation

On November 29, 2007, as part of Central Sun’s reorganization, a special meeting of shareholders was held at which shareholders approved a share consolidation on a seven-for-one basis. The exercise price and the number of common shares issuable under outstanding convertible securities of the Company, including outstanding incentive stock options and common share purchase warrants were proportionately adjusted as a result of the consolidation. Any fractional common share arising on the consolidation of the common shares of the Company were deemed to have been cancelled and were returned to the authorized but unissued capital of the Company.

Selected Annual Information

	2007	2006	2005	2004

Gold sales (ounces)	71,668	86,536	43,228	47,983
Average spot gold price ($/ounce)	$695	$603	$445	$410
Average realized gold price ($/ounce)	$672	$603	$448	$410
Cash operating costs ($/ounce)	$515	$452	$369	$308
Total cash costs ($/ounce)	$545	$477	$393	$331

($ in thousands, except per share amounts)
Sales	$48,190	$52,150	$19,383	$19,669
Cost of sales	$36,882	$39,148	$15,931	$14,770
Orosi Mine – Mill Project	$2,743	$-	$-	$-
Bellavista Mine write-down	$55,523	$-	$-	$-
Loss from continuing operations	$(64,321)	$(7,334)	$(4,077)	$(8,594)
Income (loss) from discontinued operations	$3,397	$(72)	$-	$-
Net loss	$(60,924)	$(7,406)	$(4,077)	$(8,594)
Loss per share from continuing operations – basic and diluted	$(1.74)	$(0.25)	$(0.18)	$(0.45)
Loss per share – basic and diluted	$(1.65)	$(0.25)	$(0.18)	$(0.45)

Cash	$16,762	$9,548	$6,799	$13,728
Working capital	$19,676	$13,607	$6,144	$18,693
Total assets	$73,555	$105,357	$70,239	$60,973

Review of Annual Financial Results

Central Sun had a year of challenges with its mining operations. Management was unable to operate the Orosi Mine, newly acquired in July 2006, in a profitable manner and therefore decided to cease all mining operations at the end of the first quarter of 2007, while implementing a plan to install a conventional grinding mill. The Company’s Bellavista Mine, commissioned in December 2005, experienced a serious and irrevocable ground movement problem on the heap leach pad. The Company suspended all mining

4

activities at the Bellavista Mine on July 25, 2007 while an investigation of causes and potential remedies was undertaken. By October 1, 2007, the Company had commenced reclamation activities at the site and expects the project to last up to four years.

As a result of these activities, the Company was dependant on the Limon Mine for operating cash flows. The Limon Mine generated earnings from mining operations of $1,156,000 (2006 - $1,896,000) during fiscal 2007. The Bellavista and Orosi Mines incurred income from mining operations of $1,092,000 (2006 - $5,579,000) and loss from mining operations of $1,847,000 (2006 - $5,226,000 loss), respectively. As a result of the suspension of mining activities at the Bellavista and Orosi Mines, care and maintenance costs of $1,657,000 (2006 - $nil) and $2,119,000 (2006 - $nil) were incurred, respectively. The project to construct a conventional mill at the Orosi Mine site resulted in capital expenditures of $8,411,000 (2006 - $nil) and $2,743,000 (2006 - $nil) of related expenses being incurred during the year.

The Company’s decision to close the Bellavista Mine resulted in a write-down on the assets of the property of $55,523,000 which included $9,119,000 and $1,167,000 in product inventory and supplies inventory, respectively. On March 11, 2008, the Costa Rican government acknowledged receipt of the Company’s proposal to reclaim the mine site. Future undiscounted cash flows were adjusted to $6,017,000 at December 31, 2007, and comprised mainly of administrative expenses, consultant and engineering fees, and revegetation activities. Reclamation activities commenced October 1, 2007 and totalled $1,335,000 in 2007.

In order to focus on core assets and raise cash the Company sold its sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit and 2% net smelter royalty on the Lynn Lake property for $4,694,000 and 2,500,000 Independent Nickel Corp. shares. During 2007, the Company also disposed of marketable securities for cash inflows of $1,519,000 and recognized a corresponding gain of $1,042,000.

Summary of Quarterly Results

2007	Q1	Q2	Q3	Q4	Total

Gold sales (ounces)	31,134	21,490	13,268	5,776	71,668
Average spot gold price ($/ounce)	$650	$667	$681	$788	$695
Average realized gold price ($/ounce)	$652	$666	$684	$780	$672
Cash operating costs ($/ounce)	$470	$451	$569	$864	$515
Total cash costs ($/ounce)	$498	$481	$600	$919	$545
Gold produced (ounces)	31,801	20,340	13,295	10,508	75,944
($ in thousands except per share amounts)
Sales	$20,297	$14,313	$9,072	$4,508	$48,190
Cost of Sales	$14,639	$9,700	$7,552	$4,991	$36,882
Orosi Mine – Mill Project	$104	$300	$618	$1,721	$2,743
Bellavista Mine write-down	$-	$-	$53,797	$1,726	$55,523
Income (loss) from continuing operations	$(1,145)	$3,357	$(60,206)	$(6,327)	$(64,321)
Income (loss) from discontinued operations	$(28)	$(97)	$(32)	$3,554	$3,397
Net income (loss) for the period	$(1,173)	$3,260	$(60,238)	$(2,773)	$(60,924)
Income (loss) per share from continuing operations – basic and diluted	$(0.03)	$0.10	$(1.75)	$(0.14)	$(1.74)
Income (loss) per share - basic and diluted	$(0.03)	$0.09	$(1.75)	$(0.06)	$(1.65)

5

Summary of Quarterly Results (continued)

2006	Q1	Q2	Q3	Q4	Total

Gold sales (ounces)	20,746	20,137	22,787	22,866	86,536
Average spot gold price ($/ounce)	$554	$628	$622	$614	$603
Average realized gold price ($/ounce)	$555	$618	$618	$618	$603
Cash operating costs ($/ounce)	$352	$320	$528	$586	$452
Total cash costs ($/ounce)	$371	$344	$555	$614	$477
Gold produced (ounces)	18,382	21,127	23,106	23,805	86,420
($ in thousands except per share amounts)
Sales	$11,511	$12,441	$14,075	$14,123	$52,150
Cost of Sales	$7,295	$6,436	$12,026	$13,391	$39,148
Income (loss) from continuing operations	$1,770	$2,051	$(3,182)	$(7,973)	$(7,334)
Loss from discontinued operations	$-	$-	$-	$(72)	$(72)
Net income (loss) for the period	$1,770	$2,051	$(3,182)	$(8,045)	$(7,406)
Income (loss) per share from continuing operations – basic and diluted	$0.07	$0.08	$(0.10)	$(0.24)	$(0.25)
Income (loss) per share - basic and diluted	$0.07	$0.08	$(0.10)	$(0.24)	$(0.25)

Fourth Quarter 2007 Review

In 2007 the gold ounces sold and revenue declined on a quarter by quarter basis due to the fact that the Orosi Mine ceased operating at the end of the first quarter of 2007 and the Bellavista Mine ceased operations on July 25, 2007. The Limon Mine was the only remaining mine in operation in the last quarter of 2007. Both the Orosi and Bellavista mines continued leaching gold for several months after mining operations ceased but recoveries declined rapidly. The cash costs per ounce increase on a quarter by quarter basis is due to both increased costs and fewer ounces being produced resulting in fixed costs being spread over fewer produced ounces.

In 2006 the gold ounces sold and revenue trended slightly upwards on a quarterly basis mainly due to the Orosi mine acquisition in July of 2006 and increasing gold prices. The cash costs per ounce increased noticeably in the 3rd and 4th quarters compared to the first two quarters after the high cost Orosi Mine was acquired. The high production costs also contributed to the quarterly losses in the 3rd and 4th quarters.

The Company closed a private placement for gross proceeds of Cdn$26,051,000 during the fourth quarter of 2007 resulting in the issuance of 24,810,000 post-consolidation common shares, with associated share issuance fees of $2,850,000.

Additionally, the Company sold its 60% interest in the Cerro Quema property, in Panama, for cash of $6,000,000 with the first $3,000,000 being received by December 31, 2007, with the remainder to be received in two tranches in 2008.

Overall, sales declined by $9,615,000, or 68%, when compared to the same period in 2006. The Company incurred additional capital expenditures of $3,469,000 ($8,411,000 year to date) towards the Orosi Mine mill project and care and maintenance costs of $724,000 ($2,119,000 year to date) while the mine continues to be on suspension. The sale of the Cerro Quema property resulted in a gain of $3,516,000 less losses from the discontinued operation of $119,000. In the fourth quarter of 2007, Central Sun incurred a net loss of $6,327,000 (2006 - $7,973,000) from continuing operations and net income of $3,554,000 (2006 - $72,000 loss) from discontinued operations.

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Limon Mine 4th Quarter

Sales in the fourth quarter of 2007 were largely dependant on the Company’s Limon Mine. Gold sales at Limon were 4,904 ounces which is a decline of 2,312 ounces, over the same period in 2006. The reason for the decline in gold sales in the quarter compared to last year is that the gold produced in the last two weeks of 2007 were in inventory at year end and sold in early January 2008. In the previous year there was little inventory on hand at December 31 from the Limon Mine. However, the mine has benefited from an increase in the average realized gold price, $780 per ounce in the fourth quarter, compared to $618 per ounce in 2006. Cash operating costs for the fourth quarter were $860 (2006 - $624) and total cash costs were $919 (2006 - $664) as a result of higher costs with respect to production inputs, most notably electricity and diesel costs, and lower recoveries. Another contributing factor to the high cash costs in the fourth quarter was the low amount of ounces produced thus resulting in fixed costs being spread over a lower number of ounces. The cash operating costs for the year were $564 (2006 - $469) and total cash costs were $608 (2006 - $507).

Results of Operations – Fiscal 2007 Compared to Fiscal 2006

Limon Mine
	2007	2006	Change	% Change

Gold sold (ounces)	32,053	33,067	(1,014)	(3%)
Pre-production gold ounces sold*	482	1,095	(613)	(56%)
Average realized gold price ($/ounce)	686	605	81	13%

Cash operating costs ($/ounce)	564	469	95	20%
Total cash costs ($/ounce)	608	507	101	20%
Tonnes milled	287,710	295,562	(7,852)	(3%)
Ore grade (g/tonne)	5.1	4.4	0.7	16%
Recovery (%)	78.5	83.3	(4.8)	(6%)
Gold produced (ounces)	36,702	34,341	2,361	7%

($ in thousands)
Sales	$22,002	$20,003	$1,999	10%

Cost of sales	18,085	15,510	2,575	17%
Royalties and production taxes	1,403	1,250	153	12%
Depreciation and depletion	1,289	1,283	6	0%
Accretion	69	64	5	8%
	$20,846	$18,107	$2,739	15%

Income from mining operations	$1,156	$1,896	$(740)	(39%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $1,999,000 or 10% in 2007 compared to 2006. The higher gold production was from the higher ore grades mined in the Santa Pancha area of the Limon Mine. This was marginally offset by the lower recoveries on the Santa Pancha ore body in 2007 compared to the recovery experienced in the Talavera ore body in 2006. The market strength for gold resulted in a 13% increase in the average realized gold price per ounce which contributed to the increase in sales revenue.

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Cost of sales increased by $2,575,000 or 17% and cash operating costs per ounce increased by $95 to $564 in 2007. The increased cost of sales was attributed to generally higher production costs, especially salaries, fuel, and electricity costs. Royalties and production taxes increased by 12% as gold ounces produced increased over the previous fiscal year. The gold produced at the Limon Mine in 2007 was 4,649 ounces higher than the gold sold and this difference was carried in inventory at December 31, 2007 and sold in early January 2008.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced.

Orosi Mine*
	2007	2006	Change	% Change
Gold sold (ounces)	16,619	14,639	1,980	14%
Average realized gold price ($/ounce)	665	617	48	8%

Cash operating costs ($/ounce)	594	776	(182)	(23%)
Total cash costs ($/ounce)	627	807	(180)	(22%)
Tonnes mined	366,113	641,743	(275,630)	(43%)
Ore grade (g/tonne)	2.0	1.8	0.2	11%
Gold produced (ounces)	16,365	14,797	1,568	11%

($ in thousands)
Sales	$11,049	$9,032	$2,017	22%

Cost of sales	9,875	11,363	(1,488)	(13%)
Royalties and production taxes	545	449	96	21%
Depreciation and depletion	2,384	2,401	(17)	(1%)
Accretion	92	45	47	104%
	$12,896	$14,258	$(1,362)	(10%)

Loss from mining operations	$(1,847)	$(5,226)	$3,379	65%

*The fiscal 2007 figures are from mining operations covering the period January 1 to March 31, 2007 and leaching operations for the 11 months ending November 30, 2007. Comparative information presented for 2006 only contains data for the period July 6, 2006 to December 31, 2006, after Central Sun took over ownership of the mine.

Central Sun acquired the Orosi Mine in July of 2006. The site sold 12,146 ounces during the first quarter of 2007 but at high cash operating costs. Management suspended operations on March 31, 2007 while the Company commenced a project to convert the site to a conventional milling circuit. Subsequent recoveries of gold ounces were from residual heap leaching.

The Company undertook an independent valuation of the Orosi Mine and Cerro Quema assets acquired in July 2006 and the final report was received during the third quarter of 2007. The final values of the acquired assets were adjusted in the third quarter as a result of this study.

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Bellavista Mine*
	2007	2006	Change	% Change

Gold sold (ounces)	22,996	38,830	(15,834)	(41%)
Average realized gold price ($/ounce)	658	595	63	11%

Cash operating costs ($/ounce)	388	316	72	23%
Total cash costs ($/ounce)	399	328	71	22%
Tonnes mined	858,643	1,500,807	(642,164)	(43%)
Ore grade (g/tonne)	1.6	1.6	-	0%
Gold produced (ounces)	22,877	37,282	(14,405)	(39%)

($ in thousands)
Sales	$15,139	$23,115	$(7,976)	(35%)

Cost of sales	8,922	12,275	(3,353)	(27%)
Royalties and production taxes	257	462	(205)	(44%)
Depreciation and depletion	4,432	4,760	(328)	(7%)
Accretion	436	39	397	1,018%
	$14,047	$17,536	$(3,489)	(20%)

Income from mining operations	$1,092	$5,579	$(4,487)	(80%)

*On July 25, 2007, Central Sun suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach pad up to the third quarter of 2007. Comparative figures for fiscal 2006 represent a full twelve months of mining operations.

Sales from the Bellavista Mine decreased by $7,976,000 or 35% in the year ended December 31, 2007 compared to 2006. Even though the average realized gold price in 2007 was $658 per ounce, or 11%, higher than in 2006, the mine sold 15,834 ounces less than in the comparable period of 2006. The decrease in ounces sold was attributable to the suspension of mining activities in July 2007.

Cost of sales decreased by $3,353,000 or 27% and cash operating costs per ounce increased by $72 to $388 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher than expected cost of sales. Additionally, production delays due to heavy rains and plugged collection tubes in the second quarter of 2007 contributed to higher costs for the twelve month period. The increase in cash operating costs per ounce of 22% over the previous fiscal period was a result of the significant decrease in gold ounces sold resulting from the suspension of mining activities since the beginning of the third quarter of 2007.

As ounces sold during 2007 declined 41%, a reduction of 44% was reflected in royalties and production taxes. Although ounces of gold produced declined in the twelve months ended December 31, 2007, the depreciation base increased due to the milling circuit reaching commercial production in the first half of 2007. However, due to the stoppage of production in the third quarter, there has been an overall decrease in depreciation and depletion expenses of $328,000 or 7%.

As a result of the permanent cessation of mining activities, a write-down of $45,237,000 was recognized on property, plant and equipment. Product and supplies inventories were also written-down by $9,119,000 and $1,167,000, respectively.

The future undiscounted cash flows of its asset retirement obligation is $6,017,000, at December 31, 2007, and comprised mainly of administration expenses, consultant and engineering fees, and revegetation

9

activities. Reclamation activities had commenced on October 1, 2007 and the Company incurred expenditures of $1,335,000 in 2007. These reclamation activities are expected to continue until the end of 2011. On March 11, 2008, the Costa Rican government acknowledged receipt of the Company’s proposal to reclaim the mine site.

Expenses and Other Income

	2007	2006	Change	% Change

Environmental remediation	$(22)	$2,750	$(2,772)	101%
General and administrative	5,548	4,448	1,100	25%
Orosi Mine – Mill Project	2,743	-	2,743	-
Bellavista Mine write-down	55,523	-	55,523	-
Care and maintenance	3,776	-	3,776	-
Stock options	1,638	1,262	376	30%
Exploration	2,001	472	1,529	324%
Other (income) expense	(6,595)	579	(7,174)	N/A
Non-controlling interest	-	-	-	-
	$64,612	$9,511	$55,101	579%

Environmental remediation

Environmental remediation in 2006 totalled $2,750,000 and is equal to a provision taken to cover the estimated future costs of the Company’s Keystone properties in Manitoba.

General and administrative

General and administrative expenses increased by $1,100,000 or 25% in 2007 compared to 2006 due mainly to the opening of a Central Sun Nicaraguan corporate office in the capital city of Managua. Costs incurred at this site were $678,000 in 2007. The Company also incurred incremental professional services fees of $205,000 related to the Company’s preparation and implementation of the U.S. Sarbanes-Oxley’s requirements and a $255,000 reduction in the Company’s management fees recoveries from Thompson Creek Metals Inc., a former related party through common directors and management. These increases were offset by savings in salaries and benefits as a result of staff reductions during the year.

During 2007, shareholders approved a share bonus plan. The Company established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. Participants must continue to be employed with the Company during the vesting period otherwise the shares will be returned to treasury and cancelled. There are no voting rights on the shares until issuance to the participant. Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the terms of the share bonus plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in general and administrative expenses in the period the shares are released from escrow. At December 31, 2007, an amount of $71,000 had been recorded in general and administrative expenses in respect of shares issued under this plan.

Orosi Mine – Mill Project

The Company suspended all mining operations at the Orosi Mine since the first quarter of 2007 as it investigated and progressed forward on a project to construct a conventional milling circuit at the site. This resulted in expenditures of $2,743,000 on engineering costs, consulting fees, and various administrative costs related to the project.

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Bellavista Mine write-down

Central Sun identified a ground movement problem in the heap leach pad occurring at its Bellavista Mine during 2007. On July 25, 2007 mining activities were suspended. On September 30, 2007, property, plant and equipment at the Bellavista Mine were written-down to their estimated recoverable values due to the ongoing uncertainty of the mine resuming operations in the foreseeable future. At December 31, 2007, the write-down recorded against property, plant and equipment was $45,237,000. The carrying value after the write-down reflects management’s best estimate of the residual value of the mining property. In addition, product and supplies inventories were written-down by $9,119,000 and $1,167,000, respectively.

Care and maintenance

Care and maintenance costs of $2,119,000 were incurred at the Orosi Mine to maintain a proper state of upkeep while mining operations were suspended. These costs primarily relate to the maintenance of a basic administrative function, suspension and retention costs, as well as expenditures on electricity, property holding costs and caretaking activities. Also included in care and maintenance were $1,657,000 of costs not directly related to the production of gold at the Bellavista Mine. Since October 1, 2007, the Bellavista Mine has commenced reclamation activities and no further care and maintenance costs are anticipated at the site.

Stock options

Stock options expense increased by $376,000 or 30% over the previous fiscal year. During the year, 5,186,000 stock options were granted. Central Sun amended its vesting practice in the third quarter of 2006 whereby options would vest over an 18 month period. Previous to the third quarter of 2006, options vested entirely on the grant date. Total stock option expense amounted to $1,638,000 as a result of vesting options.

Exploration

Exploration work in the first half of 2007, amounting to $1,177,000, consisted mainly of definition drilling at the Orosi Mine region, exploration drilling and trenching at the Limon Mine area and Mestiza property, and ongoing holding costs. During the third quarter of 2007, exploration expenditures of $584,000 were necessary to support the Orosi Mine feasibility study. As a result of financing received during the fourth quarter of 2007, the exploration program recommenced during late 2007 and incurred costs of $240,000. In 2006, exploration costs of $472,000 were mainly related to land holding charges.

Other (income) expense

Other income totalled $6,595,000 in 2007, an increase of $7,174,000 from 2006. Central Sun earned interest and other gains totalling $1,180,000, of which $461,000 in accrued community benefits in the Bellavista Mine site was deemed no longer owed as a result of the cessation of mining activities and therefore recognized as a period gain. The Company recognized a gain of $1,042,000 from the sale of marketable securities during the year. During the second quarter of 2007, the Company recorded a combined gain of $6,548,000 from the receipt of 2,500,000 Independent Nickel Corp. shares valued at Cdn$0.79 per share and cash of $4,694,000 (Cdn$5,000,000) related to the sale of Central Sun’s sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property, both located in Manitoba. The Company wrote down certain assets and projects in development, in the amount of $88,000, at the Orosi Mine which no longer had value as a result of the plan to construct a grinding mill which replaces the existing heap leach pad operation. The Company incurred interest charges of $135,000 on a long-term debt which was fully repaid on June 30, 2007. The Company recorded $1,104,000 related to the settlement of the Blue Hill

11

litigation in Maine and other smaller claims stemming from its Nicaraguan operations. The Company also incurred a write-down on accounts receivables of $779,000 which was net of recoveries. Most of this balance consisted of a provision on VAT taxes receivable in Nicaragua.

Disposition of Cerro Quema Property

On October 31, 2007, Central Sun closed the sale of the Cerro Quema advanced development project, a non-core asset, for aggregate consideration of $6,000,000. At December 31, 2007, $3,000,000 had been paid to Central Sun. The remaining payments are contractually scheduled as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008. The net income from discontinued operations for 2007 of $3,397,000 (2006 – loss of $72,000) includes a gain of $3,516,000 from the disposition of this property.

Cash Flows

Operating

Operating activities used $11,634,000 of cash in 2007 and $3,397,000 in 2006. Operating cash outflows increased as mining costs increased in 2007; however, this was partially mitigated by an increase in the average realized selling price for gold increasing to $672 in 2007 from $603 in 2006. In 2007, the Company suspended mining operations at two of its three operating mines. Cash outflows also included care and maintenance charges at the two non-operating mines totalling $3,776,000. The Orosi Mine mill project also resulted in cash payments totalling $2,743,000 in non-capital expenditures. In August 2007, the Company settled the outstanding Blue Hill litigation and fully paid the $1,000,000 balance by year-end. The Company also incurred $2,001,000 of exploration expenditures which includes work necessary for the Orosi Mine feasibility study, commencement of a new exploration program and land holding costs.

Financing

In 2007, financing activities generated cash of $22,501,000. This consisted of $2,500,000 expended on the repayment of a long-term debt and net cash inflows of $25,001,000 related to the issuance of equity. On October 22, 2007, the Company closed a private placement of 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit for gross proceeds of Cdn$26,051,000. Each unit or subscription receipt consisted of one-seventh of one common share and one-half of one common share purchase warrant which resulted in the issuance of 24,810,000 common shares and 86,835,000 common share purchase warrants, entitling the holder to purchase 12,405,000 common shares. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26. The proceeds from the sale of the subscription receipts were held in escrow until receipt of disinterested shareholder approval for the issuance of common shares and common share purchase warrants upon exercise of the subscription receipts. Approval was obtained on November 29, 2007 and each subscription receipt was converted into one unit.

In 2006, financing activities provided a net cash inflow of $14,826,000 from a combination of an equity financing, stock options, warrants, and agent’s options exercised totalling $18,326,000 less $3,500,000 in repayments on long-term debt.

Investing

Investing activities used $6,427,000 in 2007. Investments in property, plant, and equipment totalled $12,397,000. The Limon Mine, Bellavista Mine, and Orosi Mine acquired assets totalling $2,174,000, $1,715,000 and $8,220,000, respectively. Of the Orosi Mine expenditures, $8,411,000 was for payments on a used mill which is expected to be installed at the Orosi Mine in 2008. The Company received $4,694,000 in proceeds from the sale of its Manitoba nickel royalties. Additionally, the Company sold marketable securities which generated net proceeds of $1,519,000. In early 2007, the Company had

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$243,000 garnished from its Costa Rican bank account which stemmed from the loss of an arbitration case. These funds are included in restricted cash on the balance sheet. Option payments of $530,000 were made ($300,000 in 2007 and $230,000 in 2006) towards the acquisition of the Mestiza property. In 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totalling $2,335,000, $6,808,000, and $550,000 for the Limon, Bellavista, and Orosi mines respectively.

Discontinued operations

On October 31, 2007, Central Sun closed the sale of the Cerro Quema advanced development project. As such, cash flows for this discontinued operation have been separately presented for 2007 and comparative 2006. Cash outflows from operating activities for 2007 were $2,774,000 (2006 - $139,000). Investing activities recognized cash inflows of $3,000,000 related directly to this sale.

Liquidity and Capital Resources

The Company had cash of $16,762,000 (December 31, 2006 - $9,548,000) and working capital of $19,676,000 at December 31, 2007 (December 31, 2006 - $13,607,000).

In February 2007, the Company announced its conversion and expansion program to install a conventional milling circuit at the Orosi Mine. Completion of a feasibility study is expected before the end of the second quarter of 2008. At December 31, 2007, the Company has made payments totalling $8,411,000 on the acquisition of a used mill which will be re-assembled at the Orosi Mine site. Engineering and consultant fees to December 31, 2007 have totalled $2,743,000 for this project. The Orosi Mine was placed on care and maintenance at the beginning of the second quarter of 2007 and has incurred expenses of $2,119,000 for the year ended December 31, 2007. Gold sales from the Orosi Mine were only 16,619 ounces for the period as a result of the cessation of mining activities on March 31, 2007.

On July 25, 2007, Central Sun suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements in the heap leach pad. After initial review by a number of external consultants, the Company believed that this movement was in part caused by water saturation due to abnormally high rain fall during the past several years. The results of engineering and consulting studies for a cost feasible solution were inconclusive. As a result the Company has no plans to resume mining operations at the site. For the fiscal year 2007, 22,996 ounces of gold have been sold from the Bellavista Mine. As the residual heap leach operation ended in the third quarter, there will not be any future gold production. Care and maintenance costs were incurred in the third quarter of 2007. Reclamation activities at the site have begun during the fourth quarter of 2007 and are estimated to take four years to complete. Total undiscounted expenditures are expected to be approximately $6,017,000 over the next four years.

In June 2007, the Company closed an agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI paid Cdn$5,000,000 in cash and issued 2,500,000 INI shares to Central Sun, in exchange for the two royalties. The shares are subject to a contractual escrow agreement and will be released on a graduated basis over two years.

During 2007, and especially during the third quarter, Central Sun liquidated various holdings in marketable securities. Total proceeds of $1,519,000 were received on the disposition of shares. The remaining securities at December 31, 2007 have a market value of $1,619,000. The, 2,000,000 shares of Independent Nickel Corp. are subject to a contractual escrow agreement with the release of blocks of shares in intervals up to June 2009. The, 4,000,000 shares of Carlisle Goldfields Limited are also subject to a regulatory escrow agreement with the release of blocks of shares in intervals up to July 2008.

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On October 31, 2007, the Company closed a transaction to sell its interest in the Cerro Quema advanced development project located in Panama for aggregate consideration of $6,000,000. Of this balance, $3,000,000 has been received as at December 31, 2007. The remaining balance will be paid as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008.

On October 22, 2007, the Company closed a private placement of 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt for gross proceeds of Cdn$26,051,000. Each unit or subscription receipt consisted of one-seventh of one common share and one-half of one common share purchase warrant which resulted in the issuance of 24,810,000 common shares and 86,835,000 common share purchase warrants, entitling the holder to purchase 12,405,000 common shares. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26. The proceeds from the sale of the subscription receipts were held in escrow until receipt of disinterested shareholder approval for the issuance of common shares and common share purchase warrants upon exercise of the subscription receipts. Approval was obtained on November 29, 2007 and each subscription receipt was converted into one unit.

The net proceeds from the sale of the non-core Cerro Quema property and the financing are being used by the Company for development of the Orosi Mine, resumption of an exploration program on the Company's mineral properties, and for general working capital purposes.

Management’s internal cash flow estimates indicate that to fund ongoing 2008 capital expenditures at the Limon Mine, exploration activities for the 2008 fiscal year and complete the Orosi mill project by the first quarter of 2009 will require funding of approximately twelve to fifteen million dollars. Management is currently reviewing various options to fund this shortfall which, if not raised, would result in the curtailment of activities and result in project delays. The Orosi mill project feasibility study has not yet been received and the final amount of required funding may be different than this estimated amount. Management expects that additional financing will be available, and may be sourced in time to allow the Company to continue the normal course of planned activities.    However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  The Company’s consolidated financial statements and management’s discussion and analysis of financial position and operating results do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate, then adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary.

The Company does not have any off balance sheet arrangements.

Related Party Transactions

General and administrative expense at December 31, 2007 includes a recovery of $32,000 (2006 - $287,000) from Thompson Creek Metals Company Inc. (“Thompson Creek”) for administrative services provided to Thompson Creek, a company formerly related through certain common directors and management. Accounts receivable at December 31, 2007 included $nil (2006 - $31,000) related to these amounts. The agreement was terminated on March 1, 2007.

During the year, the Company incurred financing related service fees expenditures of $103,000 (2006 - $nil) and management fees of $20,000 (2006 - $nil) with a company controlled by the current Chairman of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were no unpaid balances at December 31, 2007.

In September 2007, Central Sun sold 500,000 escrowed shares of Independent Nickel Corp. (“INI”) to a company owned by the Chairman of Central Sun at the time of the transaction. The shares were sold at

14

market value at Cdn$0.44 per share for aggregate consideration of Cdn$220,000. The shares sold were subject to restrictions on transfer until October 22, 2007.

On September 6, 2006, the Company settled an outstanding loan receivable of Cdn$425,000 on receipt and cancellation of 47,619 common shares of the Company from a former director. A loss of $21,000 was recognized upon extinguishment of the debt and cancellation of the common shares.

Contractual Obligations

The following table presents, as at December 31, 2007, the Company’s known contractual obligations, aggregated by type of contractual obligation:

Description (in thousands)	Total	2008	2009	2010	2011	2012 and later

Capital Expenditures	$ 1,491	$ 1,491	$ -	$ -	$ -	$ -
Operating leases	723	461	262	-	-	-
Purchase obligations	4,208	3,924	284	-	-	-
Site reclamation and closure	10,194	3,336	2,448	1,338	1,724	1,348

Totals	$ 16,616	$ 9,212	$ 2,994	$ 1,338	$ 1,724	$ 1,348

Reserves and Resources

Proven and probable mineral reserves as at December 31, 2007 are 1,381,000 tonnes at 4.89 g Au/t containing 217,200 ounces. These reserves are at the Limon Mine. The feasibility study in progress by Scott Wilson Roscoe Postle Associates (“Scott Wilson”) will estimate mineral reserves at the Orosi Mine. No mineral reserves are estimated for the Bellavista Mine which has been closed and as the likelihood of a future mine there is limited, no mineral resources have been estimated. Cerra Quema was sold in 2007.

Measured and indicated mineral resources as at December 31, 2007 are 15,664,000 tonnes grading 1.58 g Au/t containing 796,600 ounces of gold. The bulk of these mineral resources are at the Orosi Mine. Inferred mineral resources at the two mines and the Mestiza project are estimated at 6,097,000 tonnes at 3.24 g Au/t containing 634,600 ounces of gold. The following is a summary of the updated estimates for each area.

Mineral resources and reserves have been estimated in accordance with the CIM Definition Standards for Mineral Resources and Reserves adopted by the CIM Council on December 11, 2005 as required by National Instrument NI 43-101. Mineral reserves have been estimated at a gold price of $550 per ounce. Mineral resources are reported in addition to Mineral reserves. William N. Pearson, Ph.D., P.Geo. (Resources) and Graham Speirs, P.Eng. (Reserves) are the qualified persons responsible for the mineral resource and reserve estimates. Both are qualified persons as defined by NI 43-101.

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Reserves and Resources (continued)

Limon Mine

The Limon Mine was very successful in not only replacing mineral reserves mined but also in expanding overall mineral reserves and resources in 2007. Proven and probable mineral reserves as at December 31, 2007 at Limon are 1,381,000 tonnes at 4.89 g Au/t containing 217,200 ounces of gold. This compares to 1,178,000 tonnes at 5.26 g Au/t containing 199,300 ounces as at December 31, 2006. Production at Limon in 2007 was 36,702 ounces; hence mine exploration has been successful in replacing 2007 production as well as expanding the mineral reserves by an additional 17,900 ounces.

Measured and indicated mineral resources, in addition to the mineral reserves, have been increased to 384,000 tonnes at 4.99 g Au/t containing 61,600 ounces of gold as compared to 185,100 tonnes at 6.72 g Au/t containing 40,000 ounces in 2006. Inferred mineral resources are 1,291,000 tonnes at 5.91 g Au/t containing 246,000 ounces of gold as compared to 854,900 tonnes at 6.88 g Au/t containing 189,200 ounces of gold in 2006. The methodology and parameters for estimating the mineral resources and reserves at the Limon mine are the same except for the adjustment in gold price and cutoff grade as set out in the Scott Wilson report dated February 24, 2005.

Commercial production at the Santa Pancha mine began in Q1 2007. Underground development at Santa Pancha indicates that the true thickness of the ore zone is greater than that which was previously estimated from exploratory drilling. A new geological interpretation of the south blocks and geological mapping that indicated the presence of additional zones at a different orientation than the main ore zone resulted in additions to overall resources and reserves.

At Talavera, the updated mineral resource and reserve estimate incorporates results from a successful underground in-fill diamond drilling program completed over a 6 month period in 2007 that totaled 4,830 metres in 41 holes. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30 m. Full results were included in the exploration update release of December 10, 2007.

A diamond drilling program of 6 holes totaling 783 m also tested the north-south extension of the El Limon zone located about 2.0 km northeast of Talavera. This area requires additional drilling to define mineral resources.

Orosi Mine

The Orosi Mine was suspended on March 31, 2007 while the Company commenced a project to convert the site to a conventional milling circuit. Following completion of a positive scoping study, Scott Wilson is completing a feasibility study which is expected to be completed before the end of the second quarter of 2008. As a result of the mine suspension, no mineral reserves were estimated for Orosi as at December 31, 2007. Exploration drilling, principally focused on upgrading inferred resources to the measured and indicated category was completed in 2007 and as reported in the press release dated December 10, 2007; these results will be incorporated by Scott Wilson in the updated mineral reserves and resource estimate.

Scott Wilson completed a mineral resource estimate for Orosi as at June 30, 2006 as reported in their NI 43-101 technical report dated October 31, 2006. This mineral resource estimate of 16,294,000 tonnes at 1.52 g Au/t containing 794,000 ounces of gold has been adjusted for production from July 1, 2006 to December 31, 2007 which was 1,013,708 tonnes at 1.82 g Au/t containing 59,476 ounces of gold. Essentially all of this production came from the Mojon-Crimea zone which contains the bulk of mineral resources at the mine. Indicated mineral resources as at December 31, 2007 are estimated at 15,280,000 tonnes at 1.50 g Au/t containing 735,000 ounces of gold. Inferred mineral resources are estimated at

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4,248,000 tonnes at 1.68 g Au/t containing 230,000 ounces of gold, unchanged from 2006. Note that this is an interim resource estimate that will be superseded by the updated estimate by Scott Wilson expected to be completed before the end of the second quarter of 2008. This feasibility study will also define mineral reserves at Orosi.

Drilling at the property continues to confirm the presence of Bonanza-style higher grade mineralization within the more extensive lower grade mineralization. The vein structures on the Orosi property which covers 14,496 ha extend for approximately 20 km along strike with the vast bulk of previous exploration concentrated in the mine area that extends for about 2 km.

Mestiza

The Mestiza project is located 70 kilometres east of the Limon Mine. In 2007, a trench sampling program along a 600 m strike length of the vein and three drill holes totaling 619 m were completed before the program was terminated due to financial constraints. The Mestiza prospect is part of the La India district that covers an area of 6,500 hectares and is underlain by a sequence of mid Tertiary volcanic rocks that hosts several low sulphidation, epithermal gold-bearing quartz veins of different thicknesses and attitudes. Inferred mineral resources are estimated at 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold in the Tatiana vein. This estimate is based on historical drilling and recent trench sampling and drilling by Central Sun.

Outlook

The Company is focused on optimizing its current operating mines in terms of efficiencies, operating costs, and production. The Company’s objective is to become a significant gold producer through the expansion of existing operations, the development of advanced gold projects and strategic acquisitions or mergers. In 2008 the Company estimates the Limon Mine will produce 45,000 ounces of gold from the Limon Mine and once the Orosi mill is commissioned (estimated to be in the first quarter of 2009) annual production is estimated to be approximately 125,000 ounces.

The Company has commenced reclamation activities at the Bellavista Mine during the fourth quarter of 2007 and expects all activities to be completed by 2011. There are no plans to resume operations. An insurance claim was filed to seek monetary recovery for some of the damages at the site and the timing and amount of any possible recovery cannot be determined at this time.

The Company temporarily suspended mining operations at the Orosi Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. In July 2007, Central Sun exercised an option agreement with a third-party vendor to purchase a previously owned and operated mill. It is expected that the total cost of the project including the feasibility study and costs spent to date will be between $30 and $35 million dollars; however, final numbers will only be known once the feasibility study is completed. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Orosi Mine can be returned to full production in a shorter time frame and at a lower capital cost. A mill operation is expected to result in higher recovery rates and lower costs per ounce compared to heap leaching.

The Orosi Mine mill project is currently on schedule and construction activities are progressing as planned. The mobilization of the complete mill facilities and equipment from Elko, Nevada to Nicaragua is scheduled to be completed in the first quarter of 2008. Nearly all of the equipment required to rebuild the mill at the Orosi Mine site has cleared customs in Nicaragua. All major pieces of the mill equipment are on-site except a ball mill which will be transferred from our Bellavista Mine site to Orosi in the second quarter of 2008. The Company anticipates that the final feasibility study will be positive and that the mill will be commissioned in the first quarter of 2009.

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During the fourth quarter of 2007, the Company was successful in obtaining a private placement financing for gross proceeds of Cdn$26,050,000 and securing a buyer for the Cerro Quema advanced development project for gross proceeds of $6,000,000. With this funding, management has resumed a comprehensive $7,000,000 exploration program focused on the Company’s Nicaraguan properties.

In 2008, drilling has commenced in the Limon Mine area where six major target areas have already been defined. Induced polarization geophysical surveys are planned on the potential eastern extension of Orosi Mine site area along with geological mapping and trenching to define drill targets on this structure. Exploration drilling at the Orosi Mine area has commenced as well. Geological work including data compilation is in progress at the Mestiza property and some of the other regional targets. The exploration program is anticipated to expand the reserves and resources at the Orosi and Limon Mines, and the Mestiza project.

Risks

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development, operation of mining properties and strategic acquisitions or mergers. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Gold Price

The profitability of Central Sun’s gold mining operations are significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond Central Sun’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued. However, since 2001, gold prices have generally been increasing and many gold analysts predict further rising prices. The Company currently has no gold hedges to protect against falling prices and has no plans to hedge in the foreseeable future.

Currency Risk

Gold and silver are sold in U.S. dollars and many of the Company’s costs are denominated in currencies other than the U.S. dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon, to a lesser extent, are the main currencies used by the Company. Currently both these currencies are linked to the U.S. dollar by exchange rates managed through their central banks. Changes in foreign exchange rates have an impact on the Company’s operating costs and capital expenditures, affecting profitability and cash flow. No currency hedges are in place or contemplated.

Inflationary Cost Pressures

The Company’s profitability has been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive

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activity, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s sites; however, all operations experienced higher fuel costs during the last two years, largely attributable to a continuing rise in crude oil prices. Higher oil prices have translated into higher costs for petroleum based expenditures as well, including diesel fuel, lubricants, tires and transportation. Electricity prices have also risen sharply in the Company’s Nicaraguan operations as a result of increased demand and higher world-market prices.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Central Sun’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, ground movement, ground failure, flooding and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are taken, milling operations are subject to hazards such as equipment failure or failure of tailing impoundment dams that may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Central Sun will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Central Sun not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Central Sun towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The Company’s ability to execute its planned exploration and development programs on a timely basis is dependent on a number of factors beyond the Company’s control including availability of drilling services, ground conditions, weather conditions and permitting.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The reserve and resource figures published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Central Sun to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Central Sun’s reserves. Should such reductions occur, material write-downs of Central Sun’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

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There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

All mineral resource and reserve estimates have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and mineral reserve information may not be comparable to similar information concerning United States companies.

Exploration and Mineral Reserve Replacement

Replacement or expansion of mineral reserves is required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. In 2004 mineral reserves were increased through additional exploration and at December 31, 2007 mineral reserves were sufficient for approximately four years of production. Exploration work at the Limon Mine has replaced 2007 production. Exploration and development at Limon are ongoing challenges that must replace reserves regularly to ensure continued production. As a result of the mine suspension, there are no mineral reserves at the Orosi Mine as at December 31, 2007. Mineral exploration involves many risks. Exploration expenditures may not produce additional mineral reserves.

Environmental Risks

Central Sun’s mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Central Sun through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Central Sun’s mine development and operating costs.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Central Sun’s ownership of a property. To the extent Central Sun is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Central Sun. Should Central Sun be unable to fully fund the cost of remedying an environmental problem, Central Sun might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Central Sun mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

The Company treats waste-water from the tailings pond of its former operation on the Keystone Property in Manitoba. In recent years it has been forced to treat the water for additional nickel and unacceptable acidity being discharged from a tailings pond on a neighbouring property owned by a third party. In January 2007, the Company and the Province of Manitoba reached an initial understanding as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for

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which it is responsible and will pay an aggregate of CDN$2,000,000 in four annual payments commencing when the formal agreement is signed. A final agreement is expected to be reached in 2008. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the initial understanding agreement.

Orosi Mill Plan

The Orosi Mill Plan, to convert the heap-leach mine to a conventional milling operation, is dependent on the announced feasibility study being positive, favourable financing for the Orosi Mill Plan being available, required equipment being procured on a timely basis, required permitting being obtained in a timely manner and expected mill recovery rates being achieved. Work is continuing on the feasibility study expected to be completed before the second quarter of 2008. Central Sun currently estimates that completion of the expansion will be in the first quarter of 2009. Mining operations at the Orosi Mine have been suspended during this period commencing at the end of March 2007. There can be no assurance that the feasibility study will be positive, that all of the requirements for the Orosi Mill Plan will be met and that mining operations at the Orosi Mine will resume. In the absence of any of these factors the Orosi Mine would require a partial or full write down in its balance sheet carrying value. The exact amount of any potential write down would be determined based on information available at the time.

Political and Economic Risk

Central Sun has mining operations and carries out exploration and development activities in Central America, with a particular emphasis in Nicaragua. There is no assurance that future political and economic conditions in these countries will not result in those countries’ governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Central Sun to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that the current or future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out. Central Sun is subject to the considerations and risks of operating in Nicaragua. The prospects for future economic stability in the Nicaragua are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments. It is not unusual in the context of dispute resolution in Nicaragua for parties to use the uncertainty in the Nicaraguan legal environment as leverage in business negotiations. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

Income and Other Tax Risks

The Company operates in a specialized industry and in several tax jurisdictions. As a result, income is subject to various rates of taxation. The breadth of the Company’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes the Company will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from Federal, Provincial and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the Company’s tax position.

The Company’s current structure involves significant inter-company transactions that generate tax deductions that reduce taxable income. While management does not believe there is a significant risk to

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the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Labour risks

A small group of employees have intermittently interrupted operations at the Limon Mine with illegal road blockades during the last several years. The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again thereby affecting the Company’s ability to operate the mine efficiently.

Insurance and Uninsured Risks

Central Sun’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Central Sun maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all the potential risks associated with the Company’s operations. Central Sun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Central Sun or to other companies in the mining industry on acceptable terms. Central Sun might also become subject to liability for pollution or other hazards that may not be insured against or that Central Sun may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Central Sun to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

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Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, the construction of mining facilities and commencement of mining operations and the growth of the Company, may require substantial additional financing. Failure to obtain sufficient financing could result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. An important, source of funds available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations and ability to grow.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries, joint ventures and divisions and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Government Regulation of the Mining Industry

The mining and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Common Shares

Central Sun common shares are listed on the TSX and the American Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic

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developments in North America, and global and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may affect the price of Central Sun common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Central Sun common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the common shares have been paid by the Company to date. The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s earnings, capital requirements and financial conditions.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Central Sun common shares in the public markets, or the potential for such sales, could decrease the trading price of the Central Sun common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Dependence upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Dilution to Central Sun Common Shares

As of March 24, 2008, 59,337,000 Central Sun common shares were issued and outstanding and an additional 29,486,000Central Sun common shares were issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from C$1.05 to C$8.75.

During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Central Sun common shares with a resulting dilution in the interest of the other shareholders. Central Sun’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Central Sun common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

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The increase in the number of Central Sun common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional Central Sun common shares, the voting power of the Company’s existing shareholders will be substantially diluted.

History of Losses

The Company has experienced operating losses during its last three fiscal years, amounting to $60,924,000 for the year ended December 31, 2007, $7,406,000 for the year ended December 31, 2006 and $4,077,000 for the year ended December 31, 2005. The Company’s ability to operate profitably in the future will depend on the success of its principal properties, its Orosi Mine Mill Plan and on the price of gold. There can be no assurance that the Company will be profitable.

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

	2007		2006
	Cash Operating Cost	Total Cash Cost	Cash Operating Cost	Total Cash Cost

Statement of Operations (000’s)
Cost of sales	$36,882	$36,882	$39,148	$39,148
Royalties and production taxes	-	2,205	-	2,161
Cost base for calculation	$36,882	$39,087	$39,148	$41,309
Gold sales (ounces)	71,668	71,668	86,536	86,536
Cost per ounce	$515	$545	$452	$477

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Outstanding Share Data

The following common shares and convertible securities were outstanding at March 24, 2008:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				59,337,000
Warrants	Oct. 22/10	1.26	86,835,000	12,405,000
Warrants	Nov. 26/08	8.75	33,842,000	4,835,000
Warrants	Jul. 06/08	5.60	15,000,000	2,143,000
Agents’ warrants [1]	Oct. 22/09	1.05	6,850,000	979,000
Warrants on above	Oct. 22/10	1.26	3,425,000	489,000
Agents’ warrants [1]	Jul. 06/08	4.48	1,800,000	257,000
Warrants on above	Jul. 06/08	5.60	900,000	129,000
Options	Mar. 19/08 - Feb. 4/13	1.21 to 1.77	6,584,000	6,584,000
Bonus shares [2]				1,665,000

				88,823,000

Note 1: The agents’ warrants are convertible into one-seventh of one common share and one half common share purchase warrant, entitling the holder to purchase one-seventh of a common share.

Note 2: These common shares were issued pursuant to the Company’s share bonus plan and placed into escrow under the plan. Participants under the plan must continue with the Company until the vesting dates, otherwise the shares will be cancelled. There are no voting rights on the shares until issuance to the participants.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenditures during the reporting period. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated financial statements.

Purchase price allocation

Business acquisitions are accounted for by the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities in the purchase price allocation.

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Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value, which is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore on leach pads, in-process and finished metal inventories resulting from impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed. At December 31, 2007, Central Sun had fully completed the leaching process from the Company’s Bellavista and Orosi Mines. No further adjustments are anticipated with respect to the heap leach pads.

In-process inventories are materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant which is attributable to the source material coming from the mines or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

Precious metals inventories include gold dore and gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

Commercial Production

The Company has established a policy to estimate when commercial production commences. That policy establishes that commercial production commences when gold output reaches 60% of rated capacity on a sustainable basis. The Santa Pancha deposit at the Limon Mine reached commercial production in the first quarter of 2007.

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Property, plant and equipment

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the asset tested. The charge to earnings will be the difference between the asset’s fair value and the carrying amount. Future cash flows are based on estimated recoverable production as determined from proven and probable reserves and measured, indicated and inferred resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units-of-production basis over the estimated life of the ore body based on recoverable ounces to be mined from estimate proven and probably reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates or gold price changes.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves are capitalized. All such costs are amortized using the units-of-production method based on recoverable ounces to be mined from proven and probable mineral reserves for that specific property or area.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and amortized using the units-of-production method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual lives and residual values will not differ significantly from current assumptions.

Reclamation and closure costs obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2007, the undiscounted future cost of reclamation and

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remediation obligations before inflation was estimated to be $8,038,000,. The present value of estimated future cash outflows for reclamation and remediation obligations was $7,128,000 (2006 - $4,049,000) at December 31, 2007.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 24 to the consolidated financial statements.

Recent Canadian Accounting Pronouncements

The new accounting standards discussed below take effect from January 1, 2008, unless otherwise stated. The standards that may affect the financial statements of Central Sun are:

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company is in a position to comply with this standard and believe there will be no material effect on the financial statements.

Section 3031 – Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company is already in compliance with this standard.

Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

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The section requires specific disclosures to be made, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The Company is in a position to comply with this standard and believe there will be no material effect on the financial statements.

Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Conclusion Regarding the Effectiveness of Disclosure Control and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the disclosure controls and procedures, as such as defined under Rule 13a 15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports it files, and the transactions that are recorded, processed, summarized and reported, within the appropriate time periods and forms.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2007.

As at December 31, 2007, the Company identified a material weakness in its internal control over financial reporting because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of future income tax assets and liabilities and the related income tax provisions. Specifically, the Company did not have adequate personnel to enable it to properly consider and apply generally accepted accounting principles for income taxes, review and monitor the accuracy and completeness of the components of the income tax provision calculations and the related future income taxes and to ensure that the rationale for certain tax positions was appropriate. This deficiency resulted in an audit adjustment. Until remediated, this material weakness could result in a misstatement in the tax-related accounts described above that could result in a material misstatement to the Company’s annual consolidated financial statements and disclosures that would not be prevented or detected.

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The effectiveness of internal control over financial reporting as at December 31, 2007, was audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which is included with the audited financial statements.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are being met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements: This Management’s Discussion and Analysis of Financial Position and Operating Results contains certain "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company's strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

March 24, 2008

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